As filed with the Securities and Exchange Commission on March [ ], 2019

Registration No. 333-226645

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

RATTLER MIDSTREAM LP
(formerly known as Rattler Midstream Partners LP)
(Exact Name of Registrant as Specified in Its Charter)

Delaware	4922	83-1404608
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

500 West Texas Avenue
Suite 1200
Midland, Texas 79701
(432) 221-7400
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

Teresa L. Dick
Chief Financial Officer
515 Central Park Drive
Suite 500
Oklahoma City, Oklahoma 73105
(405) 463-6900
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Seth R. Molay, P.C. Akin Gump Strauss Hauer & Feld LLP 2300 N. Field Street, Suite 1800 Dallas, TX 75201 (214) 969-4780	John Goodgame Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana Street, 44th Floor Houston, TX 77002 (713) 220-8144	J. Michael Chambers John M. Greer Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Common Unit(2)	Estimated Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee(3)(4)
Common units representing limited partner interests	38,333,333	$18	$689,999,994	$83,628

(1) Includes 5,000,000 common units that may be sold if the option to purchase additional common units granted by us to the underwriters is exercised in full.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(a) of the Securities Act of 1933, as amended.
(3) Includes the offering price of any additional common units that the underwriters have the option to purchase.
(4) Includes $12,450 previously paid in connection with the filing of the Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED MARCH [ ], 2019

PRELIMINARY PROSPECTUS



RATTLER MIDSTREAM

Rattler Midstream LP

33,333,333 Common Units
Representing Limited Partner Interests

This is the initial public offering of common units representing limited partner interests in Rattler Midstream LP. We are offering 33,333,333 common units in this offering. Prior to this offering, there has been no public market for our common units.

We expect that the initial public offering price will be between $15 and $18 per common unit. We have applied to list our common units on The Nasdaq Global Select Market, or Nasdaq, under the symbol "RTLR." We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act.

Even though we are organized as a limited partnership under state law, we will be treated as a corporation for U.S. federal income tax purposes. Accordingly, we will be subject to U.S. federal income tax at regular corporate rates on our net taxable income and distributions we make to holders of our common units will be taxable as ordinary dividend income to the extent of our current and accumulated earnings and profits as computed for U.S. federal income tax purposes.

Investing in our common units involves risk. Please read "Risk Factors" beginning on page 29.

These risks include the following:

- We derive substantially all of our revenue from Diamondback Energy, Inc., or Diamondback. If Diamondback changes its business strategy, alters its current drilling and development plan on our dedicated acreage, or otherwise significantly reduces the volumes of crude oil, natural gas, produced water or fresh water with respect to which we perform midstream services, our revenue would decline and our business, financial condition, results of operations, cash flow and ability to make distributions to our common unitholders would be materially and adversely affected.
- Our cash flow will be entirely dependent upon the ability of our subsidiary, Rattler Midstream Operating LLC, to make cash distributions to us.
- We may not have sufficient cash to pay any quarterly distribution on our common units and, regardless whether we have sufficient cash, we may choose not to pay any quarterly distribution on our common units.
- Diamondback owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Diamondback, have conflicts of interest with us and limited duties, and they may favor their own interests to the detriment of us and our common unitholders.
- Common unitholders have very limited voting rights and, even if they are dissatisfied, they will have limited ability to remove our general partner.
- Our partnership agreement restricts the remedies available to our common unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.
- There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Unitholders will experience immediate and substantial dilution in pro forma net tangible book value of $10.09 per common unit.

	Per Common Unit	Total
Price to the public	$	$
Underwriting discount(1)	$	$
Proceeds to Rattler Midstream LP (before expenses)	$	$

(1) We refer you to "Underwriting" beginning on page 192 of this prospectus for additional information regarding underwriting compensation.

The underwriters may purchase up to an additional 5,000,000 common units from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about , 2019 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Credit Suisse **BofA Merrill Lynch** **J.P. Morgan**
Barclays **Citigroup**
Goldman Sachs & Co. LLC **Wells Fargo Securities**

Senior Co-Managers

Capital One Securities **Scotia Howard Weil**
SunTrust Robinson Humphrey **UBS Investment Bank**

Co-Managers

Evercore ISI **Morgan Stanley** **RBC Capital Markets**
Simmons Energy | A Division of Piper Jaffray℠ **Tudor, Pickering, Holt & Co.**
Raymond James **Seaport Global Securities** **Northland Capital Markets**
PNC Capital Markets LLC **TD Securities**

Prospectus dated , 2019

TABLE OF CONTENTS

	Page
PROSPECTUS SUMMARY	1
Overview	1
Our Assets	6
Permian Overview	8
Our Competitive Strengths	12
Our Business Strategies	14
Our Emerging Growth Company Status	15
Risk Factors	16
The Transactions	17
Ownership and Organizational Structure	18
Management	19
Principal Executive Offices and Internet Address	19
Summary of Conflicts of Interest and Fiduciary Duties	19
The Offering	21
Summary Historical and Pro Forma Financial Data	26
Non-GAAP Financial Measures	28
RISK FACTORS	29
Risks Related to Our Business	29
Risks Inherent in an Investment in Us	49
Risks Related to Taxation	60
USE OF PROCEEDS	61
CAPITALIZATION	62
DILUTION	63
CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS	65
Unaudited Pro Forma EBITDA and Distributable Cash Flow for the Year Ended December 31, 2018	67
Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending March 31, 2020	70
HOW WE MAKE DISTRIBUTIONS	77
Our Sources of Cash	77
Rattler LLC Units	77
Common Units	78
Class B Units	78
General Partner Interest	78

	Page
SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA	79
Non-GAAP Financial Measures	81
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	82
Overview	82
Our Business	82
How We Generate Revenue	84
How We Evaluate Our Operations	85
Factors Affecting the Comparability of Our Financial Results	86
Other Factors Impacting Our Business	88
Results of Operations	89
Capital Resources and Liquidity	91
Off-Balance Sheet Arrangements	92
Contractual Obligations	92
Critical Accounting Policies	92
Inflation	94
Qualitative and Quantitative Disclosures About Market Risk	94
INDUSTRY OVERVIEW	95
Crude Oil Midstream Industry	95
Natural Gas Midstream Industry	96
Produced, Flowback and Fresh Water Services Industry	97
Market Fundamentals	98
Permian Overview	105
BUSINESS	109
Overview	109
Our Assets	110
Diamondback Energy, Inc.	115
Our Acreage Dedication	118
Our Commercial Agreements with Diamondback	119
Title to Our Properties	121
Competition	122
Regulation of Operations	122
Environmental Matters	125
Employees	132
Insurance	133
Facilities	133
Legal Proceedings	133

	Page
MANAGEMENT	134
Management of Rattler Midstream LP	134
Executive Officers and Directors of Our General Partner	135
Director Independence	137
Committees of the Board of Directors	137
Indemnification Agreements	138
EXECUTIVE COMPENSATION AND OTHER INFORMATION	139
Long-Term Incentive Plan	140
Director Compensation	144
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	145
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	148
Distributions and Payments to Our General Partner and Its Affiliates	148
Agreements with our Affiliates in Connection with the Transactions	149
Procedures for Review, Approval and Ratification of Related Person Transactions	152
CONFLICTS OF INTEREST AND FIDUCIARY DUTIES	154
Conflicts of Interest	154
Fiduciary Duties	158
DESCRIPTION OF OUR UNITS	161
Common Units and Class B Units	161
Jury Trial Waiver	161
Transfer Agent and Registrar	161
Resignation or Removal	162
Transfer of Common Units and Class B Units	162
Exchange Listing	162
OUR PARTNERSHIP AGREEMENT	163
Organization and Duration	163
Purpose	163
Capital Contributions	163
Voting Rights	163
Class B Units	164
Limited Liability	165
Issuance of Additional Partnership Interests	166
Amendment of the Partnership Agreement	166

	Page
Prohibited Amendments	166
Opinion of Counsel and Unitholder Approval	168
Merger, Consolidation, Conversion, Sale or Other Disposition of Assets	168
Dissolution	169
Liquidation and Distribution of Proceeds	169
Withdrawal or Removal of Our General Partner	169
Transfer of General Partner Interest	170
Transfer of Ownership Interests in the General Partner	170
Change of Management Provisions	170
Limited Call Right	171
Non-Taxpaying Holders; Redemption	171
Non-Citizen Assignees; Redemption	171
Meetings; Voting	172
Status as Limited Partner	172
Indemnification	173
Reimbursement of Expenses	173
Books and Reports	173
Right to Inspect Our Books and Records	174
Registration Rights	174
Applicable Law; Forum, Venue and Jurisdiction	174
RATTLER LLC LIMITED LIABILITY COMPANY AGREEMENT	176
Organization and Duration	176
Purpose	176
Capital Contributions	176
Management; Voting Rights	176
Limited Liability	176
Applicable Law; Forum, Venue and Jurisdiction	177
Issuance of Additional Membership Interests	177
Transfer of Rattler LLC Units	178
Distributions and Allocations	178
Amendment of the Limited Liability Company Agreement	178
Dissolution	178
Liquidation and Distribution of Proceeds	179
Withdrawal or Removal of the Managing Member	179
Indemnification	179
Books and Reports	179

	Page			Page
UNITS ELIGIBLE FOR FUTURE SALE	180		UNDERWRITING	192
Rule 144	180		Directed Unit Program	195
Our Partnership Agreement	180		Other Relationships	196
Registration Rights Agreement	180		Selling Restrictions	196
Lock-Up Agreements	181		LEGAL MATTERS	198
Registration Statement on Form S-8	181		EXPERTS	198
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	182		WHERE YOU CAN FIND ADDITIONAL INFORMATION	199
Corporate Status	183		CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	200
Consequences to U.S. Holders	183		INDEX TO FINANCIAL STATEMENTS	F-1
Consequences to Non-U.S. Holders	184			
Distributions	184		APPENDIX A—FORM OF AGREEMENT OF LIMITED PARTNERSHIP OF RATTLER MIDSTREAM LP	A-1
Gain on Disposition of Common Units	185			
Backup Withholding and Information Reporting	186		APPENDIX B—FORM OF AGREEMENT OF LIMITED LIABILITY COMPANY OF RATTLER MIDSTREAM OPERATING LLC	B-1
Additional Withholding Requirements under FATCA	186			
INVESTMENT IN RATTLER MIDSTREAM LP BY EMPLOYEE BENEFIT PLANS	188		APPENDIX C—GLOSSARY OF TERMS	C-1

———————————

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. Neither the delivery of this prospectus nor sale of our common units means that information contained in this prospectus is correct after the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. We will update this prospectus as required by law.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements."

Industry and Market Data

The data included in this prospectus regarding the midstream industry, including descriptions of trends in the market, are based on a variety of sources, including independent industry publications, government publications and other published independent sources and publicly available information, as well as our good faith estimates, which have been derived from management's knowledge and experience in our industry. Although we have not independently verified the accuracy or completeness of the third party information included in this prospectus, based on management's knowledge and experience, we believe that the third party sources are reliable and that the third party information included in this prospectus or in our estimates is accurate and complete as of the dates presented.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common units. You should carefully read the entire prospectus, including "Risk Factors" and the historical and unaudited pro forma financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated, the information in this prospectus assumes (i) an initial public offering price of $16.50 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) and (ii) that the underwriters do not exercise their option to purchase additional common units. You should read "Risk Factors" beginning on page 29 for more information about important factors that you should consider before purchasing our common units.

References in this prospectus to "our predecessor," "we," "our," "us" or like terms when used in a historical context refer to the assets and interests owned by Rattler LLC (as defined below) at the closing of this offering. When used in the present tense or prospectively, "the partnership," "we," "our," "us" or like terms refer to Rattler Midstream LP (formerly Rattler Midstream Partners LP) and its subsidiaries, including Rattler LLC, after giving effect to the transactions that will occur at the closing of this offering. Except where expressly noted otherwise, references in this prospectus to "our sponsor" or "Diamondback" refer to Diamondback Energy, Inc. (Nasdaq: FANG) and its subsidiaries other than Rattler Midstream LP and its subsidiaries (including Rattler LLC). References in this prospectus to the "Rattler LLC" refer to Rattler Midstream Operating LLC (formerly Rattler Midstream LLC). References in this prospectus to "our general partner" refer to Rattler Midstream GP LLC, a wholly-owned subsidiary of Diamondback. Upon completion of this offering, we will own an approximate 22% controlling managing member interest in Rattler LLC (or an approximate 25% controlling managing member interest in Rattler LLC if the underwriters exercise in full their option to purchase additional common units) and we will consolidate Rattler LLC in our financial statements. Unless otherwise specifically noted, financial results and operating data are shown on a 100% basis and are not adjusted to reflect Diamondback's non-controlling interest in Rattler LLC. References in this prospectus to "our executive officers" and "our directors" refer to the executive officers and directors of our general partner, respectively. We have provided definitions for some of the terms we use to describe our business and industry and other terms used in this prospectus in the "Glossary of Terms" beginning on page C-1 of this prospectus.

Rattler Midstream LP

Overview

We are a growth-oriented Delaware limited partnership formed in July 2018 by Diamondback to own, operate, develop and acquire midstream infrastructure assets in the Midland and Delaware Basins of the Permian Basin, or the Permian, one of the most prolific oil producing areas in the world. Immediately following this offering, we expect to be the only publicly-traded, pure-play Permian midstream company focused on the Midland and Delaware Basins. We provide crude oil, natural gas and water-related midstream services (including fresh water sourcing and transportation and saltwater gathering and disposal) to Diamondback under long-term, fixed-fee contracts. As of January 1, 2019, the assets Diamondback has contributed to us include a total of 746 miles of pipeline across the Midland and Delaware Basins with a total of approximately 232,000 Bbl/d of crude oil gathering capacity, 2.685 MMBbl/d of permitted saltwater disposal, or SWD, capacity, 550,000 Bbl/d of fresh water gathering capacity, 53,500 Mcf/d of natural gas compression capability and 342,000 Mcf/d of natural gas gathering capacity. In addition to the midstream infrastructure assets that Diamondback contributed to us, we own equity interests in two long-haul crude oil pipelines, which, upon completion, will run from the Permian to the Texas Gulf Coast. We are critical to Diamondback's growth plans because we provide a long-term midstream solution to its increasing crude oil, natural gas and water-related services needs through our robust infield gathering systems and SWD capabilities.

Our general partner's management team consists of members of the management teams of Diamondback and the general partner of Viper Energy Partners LP (Nasdaq: VNOM), or Viper. We will elect to be treated as a

Basin drilling inventory had been developed, but our currently existing infrastructure in the Delaware Basin already has enough capacity to provide midstream services for substantially all of Diamondback's currently anticipated development.

Our midstream infrastructure systems have been designed, built and acquired to offer the scale and services to accommodate Diamondback's full field development plan and are expected to directly benefit from Diamondback's proven ability to execute on its operational plan and grow its crude oil and natural gas production. Our assets were recently constructed, require minimal incremental capital expenditures and, as of January 1, 2019, have the ability to transport a total of approximately 232,000 Bbl/d of crude oil, 550,000 Bbl/d of fresh water and 342,000 Mcf/d of natural gas, as well as provide 53,500 Mcf/d of natural gas compression and 2.685 MMBbl/d of SWD. We believe that our status as Diamondback's primary provider of midstream services will generate strong free cash flow that we can use to fund our capital programs and return capital to unitholders through distributions, positioning us as a leading, high-growth, self-funding midstream services provider. We also believe that the combination of our midstream assets and the firm crude oil takeaway capacity on the EPIC and Gray Oak projects will provide Diamondback critical access to a vital long-haul takeaway solution for its planned development on its existing acreage in the Permian. Once these pipelines are operational, which is anticipated to occur in the second half of 2019, our equity interests in the EPIC and Gray Oak projects are expected to provide us with a steady cash flow stream from oil-weighted long-haul crude oil transportation. Our strategy of proactively creating an outlet for Diamondback's growing production will drive increased volumes through our midstream systems and increase our free cash flow generation capabilities.

Diamondback Energy, Inc.

Diamondback is an independent crude oil and natural gas company focused on the acquisition, development, exploration and exploitation of unconventional, onshore crude oil and natural gas reserves in the Permian in west Texas. This basin, which is one of the most prolific oil producing areas in the world, is characterized by an extensive production history, a favorable operating environment, long reserve life, multiple producing horizons, enhanced recovery potential and a large number of operators. Diamondback is listed on Nasdaq under the symbol "FANG" and had a market capitalization of approximately $17 billion as of January 15, 2019.

Diamondback began operations in December 2007 with its acquisition of 4,174 net acres in the Permian. Since its formation, Diamondback has made several accretive acquisitions, including the Ajax acquisition and the Energen acquisition in 2018. As of December 31, 2018, Diamondback's total position in the Permian was approximately 461,000 net acres (195,000 net acres in the Midland Basin, 170,000 net acres in the Delaware Basin and 96,000 net acres in other areas of the Permian). In addition, Viper owns mineral interests underlying approximately 14,841 net royalty acres, primarily in the Midland and Delaware Basins, of which approximately 37% are operated by Diamondback. Diamondback owns Viper Energy Partners GP LLC, the general partner of Viper, and approximately 59% of the limited partner interests in Viper. Our structure as a partnership that will elect to be treated as a corporation for tax purposes will be similar to that of Viper. From their first full years as public companies in 2012 and 2014, respectively, through year end 2018, Diamondback's and Viper's production increased by a compound annual growth rate, or CAGR, of 88% and 54%, respectively, and proved reserves increased by a CAGR of 71% and 36%, respectively. Despite low commodity prices over the last two years (average crude oil price of approximately $51 per barrel in 2017 and approximately $65 per barrel in 2018), Diamondback grew its year-over-year production by 84% in 2017 and 65% in 2018 due to its peer leading operating metrics as evidenced by its cash operating costs of $8.33 per Boe over the same two-year period.

Management believes that Diamondback is an operational and cost leader in the Permian with a track record of achieving robust production growth within cash flow and, beginning in 2018, was at the forefront of returning cash to shareholders through dividends. As of December 31, 2018, Diamondback was targeting over 27% annual production growth in 2019 and believed its asset base could support growth for multiple years at current commodity prices.

In connection with the completion of this offering, we will (i), in exchange for a $1.0 million cash contribution from Diamondback, issue 118,181,819 Class B Units to Diamondback, representing an aggregate 78% voting limited partner interest in us (or an aggregate 75% voting limited partner interest in us if the underwriters exercise in full their option to purchase additional common units), (ii) issue a general partner interest in us to our general partner, in exchange for a $1.0 million cash contribution from our general partner, and (iii) cause Rattler LLC to use a portion of the net proceeds from this offering to make a distribution of approximately $400 million to Diamondback. Diamondback, as the holder of the Class B Units, and the general partner, as the holder of the general partner interest, are entitled to receive cash preferred distributions equal to 8% per annum on the outstanding amount of their respective $1.0 million capital contributions, payable quarterly. Please read "—The Offering," "Use of Proceeds," "Security Ownership of Certain Beneficial Owners and Management," "Certain Relationships and Related Party Transactions—Distributions and Payments to Our General Partner and Its Affiliates," "Risk Factors—Risks Inherent in an Investment in Us" and "Conflicts of Interest and Fiduciary Duties."

Our Assets

As of January 1, 2019, we own and operate a total of 746 miles of crude oil gathering pipelines, natural gas gathering pipelines and a fully integrated water system on acreage that overlays Diamondback's seven core Midland and Delaware Basin development areas, which are characterized as areas with high concentrations of wells and undeveloped drilling locations with at least one bench with an EUR in excess of one million barrels of oil equivalent for a 7,500-foot lateral per type curves approved by Diamondback's independent reserve engineer. Our water system sources and distributes fresh water for use in drilling and completion operations and collects flowback and produced water, which we refer to collectively as saltwater, for recycling and disposal. We also own a 10% equity interest in each of the EPIC and Gray Oak projects, long-haul crude oil pipelines under development that we expect, following commencement of operations, will provide us with a steady, oil-weighted cash flow stream. These pipelines will also provide Diamondback with long-term long-haul transportation capacity for a portion of its Delaware and Midland Basin crude oil production. These pipelines will provide Diamondback a total takeaway capacity of up to 200,000 Bbl/d.

The transportation of water and hydrocarbon volumes away from the producing wellhead is paramount to ensuring the efficient operations of a crude oil or natural gas well. To facilitate this transportation, our midstream infrastructure was built to include a network of gathering pipelines that collect and transport crude oil, natural gas, fresh water and produced water from Diamondback's operations in the Midland and Delaware Basins. These assets are predominately located in Pecos, Reeves, Ward, Midland, Howard, Andrews, Martin and Glasscock Counties and have a total of approximately 232,000 Bbl/d of crude oil gathering capacity, 342,000 Mcf/d of natural gas gathering capacity, 53,500 Mcf/d of natural gas compression capability, 2.685 MMBbl/d of SWD capacity and 550,000 Bbl/d of fresh water gathering capacity as of January 1, 2019.

Crude oil and natural gas gathering and transportation assets

As of January 1, 2019, our crude oil and natural gas gathering system covers a total of approximately 270 miles. As of January 1, 2019, we have a total of approximately 101 miles of crude oil pipelines, 232,000 Bbl/d of crude oil gathering capacity, 79,000 Bbl of crude oil storage, 169 miles of natural gas pipelines, 342,000 Mcf/d of natural gas gathering capacity and 53,500 Mcf/d of natural gas compression capability. Our crude oil and natural gas gathering and transportation system is purpose built with firm capacity on intermediary pipelines providing

The following table provides information regarding our gathering, compression and transportation system as of December 31, 2018 and utilization for the quarter ended December 31, 2018.

Pipeline Infrastructure Assets

(miles)	Delaware Basin	Midland Basin	Permian Total	
Crude oil	58	43	101	
Natural gas	169	—	169	
SWD	197	192	389	
Fresh water	26	61	87	
Total	450	296	746	

(capacity/capability)	Delaware Basin	Midland Basin	Permian Total	Utilization
Crude oil (Bbl/d)	176,000	56,000	232,000	28.1%
Natural gas compression (Mcf/d)	53,500	—	53,500	61.5%
Natural gas pipeline (Mcf/d)	342,000	—	342,000	21.9%
SWD (MMBbl/d)	1.266	1.419	2.685	31.7%
Fresh water (Bbl/d)	120,000	430,000	550,000	60.9%

Investments in long-haul crude oil pipelines

We own a 10% equity interest in the EPIC project, a long-haul crude oil pipeline that, upon completion, will be capable of transporting approximately 600,000 Bbl/d, which, with the installation of additional pumps and storage, can be increased to approximately 900,000 Bbl/d, from the Permian and the Eagle Ford Shale to Corpus Christi, Texas. This pipeline will provide Diamondback a total takeaway capacity of up to 100,000 Bbl/d.

We also own a 10% equity interest in the Gray Oak project, a long-haul crude oil pipeline that, upon completion, will be capable of transporting 900,000 Bbl/d from the Permian and the Eagle Ford Shale to points along the Texas Gulf Coast, including a marine terminal connection in Corpus Christi, Texas. This pipeline will provide Diamondback a total takeaway capacity of up to 100,000 Bbl/d.

Once these projects are operational, which is anticipated to occur in the second half of 2019, our equity interests in the EPIC and Gray Oak projects are expected to provide us with a steady cash flow stream from oil-weighted long-haul crude oil transportation. These long-haul crude oil pipelines will terminate in the refinery-dense, export-focused Texas Gulf Coast market, allowing Diamondback access to premium Texas Gulf Coast pricing as opposed to discounted local pricing at Midland, Texas, which recently fell to a low of negative $17.90 per barrel differential relative to WTI in August 2018.

Permian Overview

The Permian is one of the most prolific crude oil and natural gas basins in the world and spans approximately 75,000 square miles across west Texas and southeast New Mexico, encompassing several sub-basins, including the Midland Basin and the Delaware Basin. The Permian has a history of over 90 years of conventional crude oil and natural gas production and is characterized by high crude oil and liquids rich natural gas, multiple horizontal target horizons, extensive production history, long-lived reserves and high drilling success rates. The region has produced over 29 billion barrels of oil and 75 trillion cubic feet of natural gas, with remaining reserve estimates significantly exceeding these totals with the addition of shale resources. Unconventional shale development has led to the resurgence in development activity and Permian crude oil production has tripled from approximately one MMBbl/d to three MMBbl/d over the last ten years, with forecasted growth to over five MMBbl/d by the end of 2022.

public offering and, in February 2018, Diamondback became the first E&P company traded on the New York Stock Exchange or Nasdaq to announce the initiation of a quarterly dividend since 2007. We believe that the growth-oriented approach, expertise and success in the Permian of our general partner's management team will help us deliver attractive unitholder returns.

- ***Asset base located in the core of the Permian with highly visible underlying production growth.*** At the closing of this offering, we expect to be the only publicly traded pure-play Permian midstream company focused on the Midland and Delaware Basins. As of January 1, 2019, we have a total of 746 miles of pipelines across the Midland and Delaware Basins with a total of approximately 232,000 Bbl/d of crude oil gathering capacity, 53,500 Mcf/d of natural gas compression capability, 342,000 Mcf/d of natural gas gathering capacity, 2.685 MMBbl/d of SWD capacity and 550,000 Bbl/d of fresh water gathering capacity, all located in what we believe is the core of the Midland and Delaware Basins of the Permian and overlaying Diamondback's seven core development areas. These areas are characterized by high return single well economics that are among the best in the Lower 48 and a deep inventory of economic horizontal drilling locations. From its first full year as a public company through year end 2018, Diamondback has grown its production and reserves by CAGRs of 88% and 71%, respectively. Our strategically located assets provide critical midstream infrastructure for Diamondback's multi-year organic development plan, and we expect to benefit directly from Diamondback's proven ability to execute on its operational plan and grow production. Diamondback has one of the largest Permian acreage positions among independent E&P operators, with 461,000 net acres (195,000 net acres in the Midland Basin, 170,000 net acres in the Delaware Basin and 96,000 net acres in other areas of the Permian) as of December 31, 2018. Diamondback also has exposure to approximately 10,000 gross identified potential horizontal drilling locations as of December 31, 2018 that are economic at an oil price of $60 per barrel. In addition, mineral assets owned by Diamondback and by Viper, which is controlled by Diamondback, overlay part of our acreage, providing additional uplift to Diamondback's single well economics. Diamondback has publicly stated that it plans to grow 2019 year-over-year production by 27%. Since the beginning of 2015, Diamondback's cumulative cash flow has more than offset drilling, completion, equipment, infrastructure and dividend spending and it has demonstrated the ability to produce strong growth while efficiently deploying capital. We expect to benefit disproportionately as Diamondback accelerates its development of the Delaware Basin. The core location of our assets and the close proximity to other leading E&P operators provide additional opportunities to execute third party contracts for midstream services.

- ***Structural and strategic alignment with unitholders.*** We are focused on creating differentiated unitholder value and providing strong return on and return of capital to unitholders, which are core founding principles and have been demonstrated by both Diamondback and Viper since their respective initial public offerings. Diamondback and Viper have each shown a commitment to a return of capital through their distributions at Viper and, beginning in 2018, quarterly dividends at Diamondback. Through its ownership of Class B Units in us and its ownership of membership interests in Rattler LLC, or Rattler LLC Units, Diamondback will be our largest unitholder and at the closing of this offering, will have an approximate 78% ownership interest in us and Rattler LLC (or an approximate 75% ownership interest in us and Rattler LLC if the underwriters exercise in full their option to purchase additional common units), and will own 100% of our general partner. As a result, Diamondback will directly benefit if and to the extent that we grow free cash flow and distributions. Unlike some traditional midstream incentive structures, we do not have incentive distribution rights or subordinated units, which we believe will better align the interests of our unitholders with those of our sponsor. Additionally, we are structured as a partnership that will elect to be treated as a corporation for tax purposes, which we expect will increase stability and create a more liquid trading market for our common units, given our access to a potentially broader unitholder base. We believe that our relationship with Diamondback and resulting alignment of strategic and operational interests is a differentiator in the public midstream sector and provides the optimal platform to pursue a balanced plan for future growth that benefits all unitholders equally.

- ***High-margin business that generates significant, predictable free cash flow.*** Our revenue is generated as a result of our commercial agreements, which are fee-based and, as of January 1, 2019, include dedications of acreage in the Delaware Basin (a total of approximately 206,000 gross acres) and the Midland Basin (a total of approximately 217,000 gross acres). The fees charged under our commercial agreements are based upon the prevailing market rates at the time of execution with annual escalators (subject to potential adjustment by regulators). We believe our commercial agreements with Diamondback, which have initial terms ending in 2034, provide exposure to Diamondback's leading growth profile with no direct commodity price exposure, thus enhancing the predictability of free cash flow and our performance. The current throughput of our assets relative to Diamondback's total capacity positions us well to increase transported volumes as Diamondback increases production pursuant to its development program. As of December 31, 2018, only 345 of Diamondback's approximately 5,407 gross wells in its Delaware Basin drilling inventory had been developed, providing decades of drilling inventory at current commodity prices that will drive volume growth on our systems. We believe that the operational leverage from increased utilization, along with minimal incremental capital expenditures to meet Diamondback's anticipated volumes, will result in significant long-term free cash flow generation that supports a self-funding model which includes the return of capital to unitholders through a distribution.

- ***Financial flexibility and conservative capital structure.*** We have a conservative capital structure that we believe will provide us with the financial flexibility to execute our business strategies. Immediately upon completion of this offering, we expect to have no outstanding indebtedness and $750 million of liquidity, including $600 million of available borrowings under Rattler LLC's undrawn revolving credit facility. We believe that our significant liquidity and strong capital structure will allow us to execute our strategy of self-funding capital expenditures and distributions to our unitholders while limiting our reliance on the capital markets.

Our Business Strategies

Our primary objective is to increase unitholder value by executing the following business strategies:

- ***Grow by leveraging our strategic relationship with Diamondback and through accretive acquisitions.*** Diamondback, with its strong credit profile and well-capitalized balance sheet, including $702 million of liquidity as of December 31, 2018, is well positioned to pursue its growth-oriented upstream development strategy. Our provision of midstream services to Diamondback is an integral component of that strategy and critical to Diamondback's success. Since its initial public offering in 2012, Diamondback has made nine significant acquisitions for a total of nearly $16 billion and expanded its acreage position in the Permian from approximately 51,000 net acres to approximately 461,000 net acres as of December 31, 2018, an increase of over 804%. Diamondback intends to utilize cash from distributions that it receives from Rattler LLC in part to fund its drilling and completion activities and drive additional production growth, which we believe will further support our growth strategy. We expect to grow organically with Diamondback as it increases production on the Dedicated Acreage, participate with Diamondback in acquisitions that contain midstream infrastructure and source additional acreage dedications from Diamondback and third-party producers and/or acquire complementary midstream assets on our own when these opportunities align with our strategic plan and are accretive to unitholders.

- ***Serve as the primary provider of midstream services for Diamondback.*** We own and operate midstream infrastructure assets that handle the majority of Diamondback's midstream gathering and water-related needs in the Midland and Delaware Basins. Our midstream assets were built or acquired to support Diamondback's multi-year growth with minimal incremental capital expenditures. For the quarter ended December 31, 2018, the average utilization of our crude oil and natural gas gathering systems was 25%. Diamondback has dedicated a total of approximately 423,000 gross acres across all service lines through the Acreage Dedication. Pursuant to this dedication, we will continue to provide (i) fresh water sourcing, transportation and delivery, (ii) saltwater gathering, transportation and disposal, (iii) crude oil gathering, transportation and delivery and (iv) natural gas gathering, compression, transportation and delivery services for Diamondback until 2034, when each agreement will automatically renew on a year-to-year basis unless terminated by either us or Diamondback no later than 60 days prior to the end of the initial term or any subsequent one-year term thereafter. We expect that Diamondback's production, and therefore its need for midstream services, will grow on the Dedicated Acreage from the continual development of its core areas and we intend to utilize this relationship with Diamondback to drive free cash flow growth and the payment of distributions to our unitholders.

- *Focus on free cash flow generation to fund our capital plan, support our distribution policy and maximize unitholder returns.* Our growth will be underpinned by high-margin, stable cash flow as a result of our long-term, fixed-fee contracts with Diamondback. In addition, other than our equity investments for the development of the EPIC and Gray Oak projects, we expect to have low future capital expenditure requirements, which will allow us to self-fund our capital program and make distribution payments to our unitholders. A core component of our strategy is to maximize free cash flow while maintaining low leverage.

- *Emphasize providing midstream services under long-term, fixed-fee contracts to avoid direct commodity price exposure, mitigate volatility and enhance stability of our cash flow.* Our commercial agreements with Diamondback are structured as 15-year, fixed-fee contracts, which mitigates our direct exposure to commodity prices and enhances stability and predictability of our cash flow. We intend to pursue future opportunities that primarily utilize fixed-fee structures to insulate our cash flow from direct commodity price exposure.

Our Emerging Growth Company Status

Because our predecessor had less than $1.07 billion in revenue during its last fiscal year, we qualify as an "emerging growth company" as defined in the JOBS Act. As an emerging growth company, we may, for up to five years, take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to public companies. These exemptions include:

- the presentation of only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

- deferral of the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

- exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

- exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; and

- reduced disclosure about executive compensation arrangements.

We may take advantage of these provisions until we are no longer an emerging growth company, which will occur on the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue, (iii) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period and (iv) the date on which we are deemed to be a "large accelerated filer," as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

- For as long as we are an "emerging growth company," we will not be required to comply with certain disclosure requirements that apply to other public companies.

Risks Related to Taxation

- We are treated as a corporation for U.S. federal income tax purposes and our cash available for distribution to our common unitholders may be substantially reduced.

- Distributions to common unitholders may be taxable as dividends.

The Transactions

Rattler LLC was formed in July 2014 by Diamondback to serve as Diamondback's primary vehicle to support its production growth and grow its midstream business in the Permian and in any other areas in which Diamondback may operate in the future.

Rattler Midstream LP was formed in July 2018 by Rattler Midstream GP LLC, our general partner and a wholly-owned subsidiary of Diamondback, to conduct this offering and to own interests in and operate Rattler LLC following the completion of this offering. Concurrently with the completion of this offering, the following transactions will occur:

- our general partner will contribute $1.0 million in cash to us in respect of its general partner interest, which we will retain at the partnership;

- Diamondback will contribute $1.0 million in cash to us, which we will retain at the partnership in exchange for 118,181,819 Class B Units and the right to receive additional Class B Units if the underwriters do not exercise in full their option to purchase additional common units;

- Rattler LLC will issue 118,181,819 Rattler LLC Units to Diamondback and grant to Diamondback the right to receive additional Rattler LLC Units if the underwriters do not exercise in full their option to purchase additional common units;

- we will issue 33,333,333 common units (or 38,333,333 common units if the underwriters exercise in full their option to purchase additional common units) to the public pursuant to this offering;

- we will contribute all of the net proceeds from this offering to Rattler LLC in return for a number of Rattler LLC Units equal to the number of common units issued to the public;

- Rattler LLC will distribute a portion of the net proceeds from this offering to Diamondback and retain a portion of the net proceeds for general company purposes, including to fund future capital expenditures;

- we, our general partner and Rattler LLC will enter into an exchange agreement with Diamondback;

- we will enter into a registration rights agreement with Diamondback; and

- we, our general partner and Rattler LLC will enter into a services and secondment agreement with Diamondback.

In addition, if following the expiration of the underwriter's option to purchase additional common units such option was not fully exercised, we will (1) issue a number of Class B Units to Diamondback equal to the difference between (i) the number of common units that the underwriters would have purchased had the underwriters exercised in full such option and (ii) the number of common units that the underwriters in fact purchased pursuant to such option and (2) Rattler LLC will issue a number of Rattler LLC Units to Diamondback equal to the number of Class B Units issued.

Following completion of this offering, Diamondback will own, through its ownership of Class B Units, an approximate 78% voting interest in us (or an approximate 75% voting interest in us if the underwriters exercise in full their option to purchase additional common units) and, through its ownership of Rattler LLC Units, an approximate 78% economic, non-voting interest in Rattler LLC (or an approximate 75% economic, non-voting interest in Rattler LLC if the underwriters exercise in full their option to purchase additional common units).

Neither our general partner interest nor our Class B Units will be entitled to participate in distributions made by us, except that (i) our Class B Units will be entitled to quarterly aggregate cash preferred distributions of 8% per annum on the $1.0 million capital contribution made in respect of such units, or $0.02 million in aggregate per quarter to all Class B Units, and (ii) our general partner will be entitled to a quarterly cash preferred distribution of 8% per annum on the $1.0 million capital contribution made in respect of its general partner interest, or $0.02 million per quarter.

Ownership and Organizational Structure

The diagram below sets forth a simplified version of our organizational structure after giving effect to the transactions described above, assuming the underwriters' option to purchase additional common units from us is not exercised.



Diamondback Energy, Inc. and subsidiaries
Public
100% membership interest
Rattler Midstream GP LLC
118,181,819 Class B Units(1) 78% voting interest
33,333,333 common units(3) 22% voting interest
general partner interest(2)
118,181,819 Rattler LLC Units 78% economic non-voting interest
Rattler Midstream LP
33,333,333 Rattler LLC Units managing member interest 22% economic interest
Rattler Midstream Operating LLC
10% voting interest
EPIC Crude Holdings GP, LLC
10% membership interest
100% membership interest
10% limited partnership interest
general partner interest
Gray Oak Pipeline, LLC
Tall City Towers LLC
EPIC Crude Holdings, LP

The Offering

Common units offered to the public	33,333,333 common units or 38,333,333 common units if the underwriters exercise in full their option to purchase additional common units.
Option to purchase additional common units	We have granted the underwriters a 30-day option to purchase up to an additional 5,000,000 common units.
Units outstanding after this offering	33,333,333 common units and 118,181,819 Class B Units (or 38,333,333 common units and 113,181,819 Class B Units if the underwriters exercise in full their option to purchase additional common units).
	If and to the extent the underwriters do not exercise their option to purchase additional common units, in whole or in part, we will issue up to an additional 5,000,000 Class B Units, and Rattler LLC will issue an equal number of Rattler LLC Units, to Diamondback at the expiration of the option for no additional consideration. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and a number of Class B Units equal to the number of remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to Diamondback at the expiration of the option period for no additional consideration and Rattler LLC will issue an equal number of Rattler LLC Units to Diamondback.
Use of proceeds	We expect to receive estimated net proceeds of approximately $516 million from this offering, based on an assumed initial public offering price of $16.50 per common unit (the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Our estimate assumes the underwriters' option to purchase additional common units is not exercised. We intend to contribute the net proceeds from this offering to Rattler LLC in return for a number of Rattler LLC Units equal to the number of common units issued, representing approximately 22% of Rattler LLC's outstanding membership interests after this offering. Our Rattler LLC Units will entitle us to sole management control of Rattler LLC. If and to the extent that the underwriters exercise their option to purchase additional common units, we will contribute the net proceeds thereof to Rattler LLC in return for a number of Rattler LLC Units equal to the number of common units purchased pursuant to the option. We intend for Rattler LLC to (i) retain $150 million of the net proceeds and (ii) distribute the remainder of the net proceeds from this offering (approximately $366 million) to Diamondback, in part to reimburse Diamondback for certain capital expenditures. We intend to use the $150 million of the retained net proceeds for general company purposes, including to fund future capital expenditures. Please read "Use of Proceeds."

Cash distributions	In connection with the closing of this offering, the board of directors of our general partner will adopt a cash distribution policy, which we expect to initially require us to pay quarterly distributions to common unitholders of record on the applicable record date of $0.25 per common unit within 60 days after the end of each quarter, beginning with the quarter ending June 30, 2019. We do not expect to make distributions for the period from the completion of this offering through March 31, 2019 within 60 days after March 31, 2019. Instead, we expect to adjust our distribution for the period ending June 30, 2019 by an amount that covers the period from the closing of this offering through March 31, 2019 based on the actual number of days in that period. We do not have a legal obligation to pay distributions at any rate or at all, and there is no guarantee that we will declare or pay quarterly cash distributions to our common unitholders. If we do not have sufficient cash at the end of each quarter, we may, but are under no obligation to, borrow funds to pay the distribution established by our cash distribution policy to our common unitholders.

The board of directors of our general partner may change our cash distribution policy at any time. Our partnership agreement does not require us to pay distributions to our common unitholders on a quarterly or other basis.

Neither our general partner interest nor our Class B Units will be entitled to participate in distributions made by us, except that (i) our Class B Units will be entitled to quarterly aggregate cash preferred distributions of 8% per annum on the $1.0 million capital contribution made in respect of such units, or $0.02 million in aggregate per quarter to all Class B Units, and (ii) our general partner will be entitled to a quarterly cash preferred distribution of 8% per annum on the $1.0 million capital contribution made in respect of its general partner interest, or $0.02 million per quarter.

We expect that our only source of cash will be distributions from Rattler LLC, together with the $2.0 million of cash contributed to us in respect of our Class B Units and our general partner interest. We will only be able to make cash distributions to the extent that we have sufficient cash after the establishment of cash reserves and the payment of expenses. Rattler LLC will pay all of our expenses, including the expenses we expect to incur as a result of being a publicly traded entity, other than our U.S. federal income tax expense. We expect to pay our preferred distributions with cash held by us.

The Rattler LLC limited liability company agreement will provide that, in our capacity as managing member of Rattler LLC, we may cause Rattler LLC to pay cash distributions at any time and from time to time, which distributions will be paid pro rata in respect of all outstanding Rattler LLC Units. Rattler LLC's ability to make any such distribution will be subject to applicable law as well as any contractual restrictions, such as those under its revolving credit facility. Please read "Cash Distribution Policy and Restrictions on Distributions."

Under our partnership agreement and the Rattler LLC limited liability company agreement, Rattler LLC will reimburse our general partner and its affiliates, including Diamondback, for costs and expenses they incur and payments they make on our behalf. Rattler LLC will make these payments before making any distributions in respect of the Rattler LLC Units.

We will be subject to a U.S. federal income tax rate of approximately 21%; however, we expect to generate net operating losses to offset taxable income for 2019 and 2020. Accordingly, we do not expect to pay meaningful U.S. federal income taxes during those periods. We estimate that cash distributions from Rattler LLC of approximately $33.3 million would be required to support the payment of our currently contemplated quarterly distribution for four quarters (approximately $8.3 million per quarter). If the underwriters exercise in full their option to purchase additional common units, we estimate that cash distributions from Rattler LLC of approximately $38.3 million would be required to support the payment of our currently contemplated quarterly distribution for four quarters (approximately $9.6 million per quarter). Our future tax liability may be greater than expected if we do not generate net operating losses sufficient to offset taxable income or if tax authorities challenge certain of our tax positions. In order to pay any contemplated distributions to our common unitholders, we must receive cash distributions from Rattler LLC sufficient to pay U.S. federal income tax on the income allocated to us by Rattler LLC in addition to the cash necessary to pay such distributions.

Because we will own a 22% membership interest in Rattler LLC at the completion of this offering (or a 25% membership interest in Rattler LLC if the underwriters exercise in full their option to purchase additional common units), for Rattler LLC to distribute $33.3 million in cash to us (or $38.3 million in cash to us if the underwriters exercise in full their option to purchase additional common units), Rattler LLC must generate cash available for distribution of at least $151.5 million.

On a pro forma basis, assuming we had completed this offering and related transactions on January 1, 2018, Rattler LLC's unaudited pro forma cash available for distribution for the year ended December 31, 2018 would have been a deficit of approximately $204 million. Therefore, Rattler LLC would not have had sufficient cash available to pay distributions on the Rattler LLC Units, and we would not have had sufficient cash available to pay distributions on our common units, for the year ended December 31, 2018.

We believe, based on our financial forecast and related assumptions included in "Cash Distribution Policy and Restrictions on Distributions—Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending March 31, 2020," we will generate sufficient cash available for distribution to support the payment of our initially contemplated quarterly distribution of $0.25 per common unit (or $1.00 per common unit on an annualized basis) on all of our common units. However, we do not have a legal obligation to pay quarterly distributions and we might not pay quarterly distributions to our common unitholders in any quarter. Our actual results of operations, cash flow and financial condition during the forecast period may vary from the forecast, and there is no guarantee that we will make quarterly cash distributions to our common unitholders at the contemplated quarterly distribution rate or at all. Please read "Cash Distribution Policy and Restrictions on Distributions."

Subordinated units................... None.

Incentive distribution rights............ None.

Issuance of additional partnership interests......................... Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests and options, rights, warrants, appreciation rights tracking, profit and phantom interests and other derivative instruments relating to the partnership interests for any partnership purpose at any time and from time to time to such persons for such consideration and on such terms and conditions as our general partner shall determine, all without the approval of any limited partners. Our unitholders will not have preemptive or participation rights to purchase their pro rata share of any additional units issued. Please read "Units Eligible for Future Sale" and "Our Partnership Agreement—Issuance of Additional Partnership Interests."

Limited voting rights .... Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. In addition, any vote to remove our general partner must provide for the election of a successor general partner by the holders of a majority of the outstanding units, voting together as a single class. Upon the closing of this offering, Diamondback will own Class B Units equal to an aggregate of 78% of the voting interest in us. This will give Diamondback the ability to prevent the removal of our general partner. Please read "Our Partnership Agreement—Voting Rights."

Limited call right.................... If at any time our general partner and its affiliates own more than 97% of the outstanding common units and Class B Units, treated as a single class, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (i) the current market price as of the date that is three days

24

before notice of exercise of the call right is first mailed and (ii) the highest price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. (If our general partner and its affiliates reduce their collective ownership of common units and Class B Units to below 75% of the outstanding units, taken as a whole, the ownership threshold to exercise the call right will be permanently reduced to 80%.) Following the completion of this offering and assuming the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own no common units and 118,181,819 Class B Units, which collectively would constitute approximately 78% of the common units and Class B Units treated as a single class (excluding any common units purchased by the directors, director nominees and executive officers of our general partner and certain other individuals as selected by our general partner under our directed unit program) and therefore would not be able to exercise the call right at that time. Please read "Our Partnership Agreement—Limited Call Right."

U.S. federal income tax consequences. . .   Even though we are organized as a limited partnership under state law, we will be treated as a corporation for U.S. federal income tax purposes. Accordingly, we will be subject to U.S. federal income tax at regular corporate rates on our net taxable income. For a discussion of U.S. federal tax consequences, please read "United States Federal Income Tax Considerations."

Directed unit program. . . . .   At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the common units being offered by this prospectus for sale to the directors, director nominees and executive officers of our general partner and certain other individuals as selected by our general partner. We do not know if these persons will choose to purchase all or any portion of these reserved common units, but any purchases they do make will reduce the number of common units available to the general public. Please read "Underwriting—Directed Unit Program."

Exchange listing . . . .   We have applied to list our common stock on Nasdaq under the trading symbol "RTLR."

Summary Historical and Pro Forma Financial Data

The following table presents summary historical financial data of our predecessor and summary unaudited pro forma financial data for Rattler Midstream LP for the periods and as of the dates indicated. The summary historical financial data of our predecessor as of and for the years ended December 31, 2017 and 2018 are derived from the audited financial statements of our predecessor appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Upon the completion of this offering, we will own a 22% controlling membership interest in Rattler LLC (assuming no exercise of the underwriters' option to purchase additional common units) and Diamondback will own, through its ownership of Rattler LLC Units, a 78% economic non-voting interest in Rattler LLC (assuming no exercise of the underwriters' option to purchase additional common units). However, as required by GAAP, we will consolidate 100% of the assets and operations of Rattler LLC in our financial statements and reflect a non-controlling interest.

The summary unaudited pro forma financial data presented in the following table for the year ended December 31, 2018 is derived from the unaudited pro forma combined financial statements included elsewhere in this prospectus. The unaudited pro forma combined balance sheet data as of December 31, 2018 and the unaudited pro forma combined statements of operations and statement of cash flows data for the year ended December 31, 2018 assume the offering and the related transactions occurred as of January 1, 2018. These transactions include, and the unaudited pro forma combined financial statements give effect to, the following:

- the contribution to us by Diamondback in relation to the Class B Units of $1.0 million in cash, which we will retain at the partnership;

- the contribution to us by our general partner in relation to its general partner interest of $1.0 million in cash, which we will retain at the partnership;

- our issuance of 118,181,819 Class B Units to Diamondback and the issuance by Rattler LLC of an equal number of Rattler LLC Units to Diamondback;

- our issuance of 33,333,333 common units pursuant to this offering in exchange for net proceeds of approximately $516 million;

- our contribution of all of the net proceeds from this offering to Rattler LLC in return for a number of Rattler LLC Units equal to the number of common units issued;

- Rattler LLC's distribution of a portion of the net proceeds to Diamondback and retention of a portion of the net proceeds for general company purposes, including to fund future capital expenditures;

- Rattler LLC's entrance into a new $600 million revolving credit facility;

- the acquisition of the Fasken Center by Diamondback and contribution to Rattler LLC of all the membership interests in Tall City Towers LLC, or Tall Towers, as if such transactions occurred on January 1, 2018 for the purposes of preparing the unaudited pro forma combined statement of operations (for the year ended December 31, 2017, see the Fasken Midland Statement of Revenue and Certain Expenses included elsewhere in this prospectus); and

- the contribution to Rattler LLC by Diamondback of certain crude oil gathering, SWD wells and land and buildings Diamondback acquired pursuant to the Ajax acquisition and the Energen acquisition.

	Rattler Midstream LP Predecessor Historical		Rattler Midstream LP Pro Forma
	Years Ended December 31,		**Year Ended December 31,**
	2018	**2017**	**2018**
	(in thousands, except per unit data)		
Statement of Operations Data:			
Revenues			
Total revenues..	$184,467	$ 39,295	$ 185,448
Costs and expenses			
Operating expenses	74,438	10,557	74,547
Depreciation, amortization and accretion	25,134	3,486	25,746
Loss on sale of property, plant and equipment	2,577	—	2,577
General and administrative expenses	1,999	1,265	2,108
Total costs and expenses	104,148	15,308	104,978
Income from operations......................................	80,319	23,987	80,470
Other income (expense)			
Interest expense, net of amount capitalized....................	—	—	—
Income from equity investment..............................	—	1,366	—
Total other income (expense)	—	1,366	—
Net income before income taxes	80,319	25,353	80,470
Provision for income taxes...................................	17,359	4,688	17,392
Net income	$ 62,960	$ 20,665	$ 63,078
Net income per common unit (basic and diluted)...............			
Common units...			
Balance Sheet Data (at period end):			
Total property, plant and equipment, net.......................	$561,921	$255,323	$ 859,502
Total assets	604,016	299,605	1,053,596
Member's equity / partners' capital	527,125	292,608	973,362
Statement of Cash Flows Data:			
Net cash provided by operating activities	$173,431	$ 8	
Net cash used in investing activities..........................	164,876	—	
Net cash provided by financing activities	—	—	
Other Data:			
EBITDA(1)	$105,453	$ 28,839	$ 106,216

(1) For our definition of the non-GAAP financial measure of EBITDA and a reconciliation of EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measures."

- Diamondback's ability to maintain or replace its reserves;
- adverse effects of governmental and environmental regulation on Diamondback's upstream operations; and
- losses from pending or future litigation.

Further, we have no control over Diamondback's business decisions and operations, and Diamondback is under no obligation to adopt a business strategy that is favorable to us. Thus, we are subject to the risk that Diamondback could cancel its planned development, breach its commitments with respect to future dedications or otherwise fail to pay or perform, including with respect to our commercial agreements. We cannot predict the extent to which Diamondback's businesses would be impacted if conditions in the energy industry were to deteriorate nor can we estimate the impact such conditions would have on Diamondback's ability to execute its drilling and development plan on the Dedicated Acreage or to perform under our commercial agreements. Any material non-payment or non-performance by Diamondback under our commercial agreements would have a significant adverse impact on our business, financial condition, results of operations and cash flow and could therefore materially adversely affect our ability to make cash distributions to our common unitholders.

Our commercial agreements with Diamondback carry initial terms ending in 2034, and there is no guarantee that we will be able to renew or replace these agreements on equal or better terms, or at all, upon their expiration. Our ability to renew or replace our commercial agreements following their expiration at rates sufficient to maintain our current revenues and cash flow could be adversely affected by activities beyond our control, including the activities of federal and state regulators, our competitors and Diamondback.

At the completion of this offering, we will not have any material customers other than Diamondback. However, we may in the future enter into material commercial contracts with other customers. To the extent we derive substantial income from or commit to capital projects to service new customers, each of the risks indicated above would apply to such arrangements and customers.

We may not have sufficient cash to pay any quarterly distribution on our common units and, regardless whether we have sufficient cash, we may choose not to pay any quarterly distribution on our common units.

We expect that our only source of cash will be distributions from Rattler LLC, together with the $2.0 million of cash contributed to us in respect of our Class B Units and our general partner interest. We will only be able to make cash distributions to the extent that we have sufficient cash after the establishment of cash reserves and the payment of expenses. The Rattler LLC limited liability company agreement will provide that, in our capacity as managing member of Rattler LLC, we may cause Rattler LLC to pay cash distributions at any time and from time to time, which distributions will be paid pro rata in respect of all outstanding Rattler LLC Units. Rattler LLC's ability to make any such distribution will be subject to applicable law as well as any contractual restrictions, such as those under its revolving credit facility. Please read "Cash Distribution Policy and Restrictions on Distributions."

We will be subject to a U.S. federal income tax rate of approximately 21%; however, we expect to generate net operating losses to offset taxable income for 2019 and 2020. Accordingly, we do not expect to pay meaningful U.S. federal income taxes during those periods. We estimate that cash distributions from Rattler LLC of approximately $33.3 million would be required to support the payment of our currently contemplated quarterly distribution for four quarters (approximately $8.3 million per quarter). Our future tax liability may be greater than expected if we do not generate net operating losses sufficient to offset taxable income or if tax authorities challenge certain of our tax positions. In order to pay any contemplated distributions to our common unitholders, we must receive cash distributions from Rattler LLC sufficient to pay U.S. federal income tax on the income allocated to us by Rattler LLC in addition to the cash necessary to pay such distributions.

Because we will own a 22% membership interest in Rattler LLC at the completion of this offering (or a 25% membership interest in Rattler LLC if the underwriters exercise in full their option to purchase additional common units), for Rattler LLC to distribute $33.3 million in cash to us, Rattler LLC must generate cash available for distribution of at least $151.5 million.

- the amount of cash reserves established by our general partner; and

- other business risks affecting our cash levels.

The amount of our quarterly cash distributions, if any, may vary significantly both quarterly and annually. Unlike most publicly traded partnerships, we will not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase distributions over time.

Investors who are looking for an investment that will pay regular and predictable quarterly distributions should not invest in our common units. Our business performance may be more volatile, and our cash flow may be less stable, than the business performance and cash flow of publicly traded partnerships with traditional structures like minimum quarterly distributions, subordinated units and incentive distribution rights. As a result, our quarterly cash distributions may be volatile and may vary quarterly and annually. Unlike most publicly traded partnerships, we will not have a minimum quarterly distribution or an obligation to distribute all available cash generated by our operations. The amount of our quarterly cash distributions will generally depend on the performance of our business, which has a limited operating history. See "Cash Distribution Policy and Restrictions on Distributions."

The board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to make any distributions on our common units at all.

Our partnership agreement does not require us to pay any distributions on our common units at all. Accordingly, the board of directors of our general partner may change our cash distribution policy at any time at its discretion and could elect not to pay distributions on our common units for one or more quarters. Any modification or revocation of our cash distribution policy could substantially reduce or eliminate the amounts of distributions to our common unitholders. The amount of distributions we make, if any, and the decision to make any distribution at all will be determined by the board of directors of our general partner, whose interests may differ from those of our common unitholders. Our general partner has limited duties to our common unitholders, which may permit it to favor its own interests or the interests of Diamondback to the detriment of our common unitholders.

On a pro forma basis, we would not have had sufficient cash available for distribution to pay any distributions on our common units for the year ended December 31, 2018.

On a pro forma basis, assuming we had completed this offering and related transactions as of January 1, 2018, Rattler LLC's cash available for distribution would have been a deficit of approximately $204 million for the year ended December 31, 2018. Therefore, Rattler LLC would have been unable to pay any distributions on its units, and we would have been unable to pay any distributions on our common units, for the year ended December 31, 2018. For a calculation of our ability to make cash distributions to our common unitholders based on our pro forma results, please read "Cash Distribution Policy and Restrictions on Distributions."

The assumptions underlying the forecast of cash available for distributions that we include in "Cash Distribution Policy and Restrictions on Distributions" are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual cash available for distributions to differ materially from our forecast.

The forecast of distributable cash flow set forth in "Cash Distribution Policy and Restrictions on Distributions" includes our forecast of our results of operations and cash available for distribution for the twelve months ending March 31, 2020. Our ability to pay our currently contemplated quarterly distributions in the forecast period is based on a number of assumptions that may not prove to be correct and that are discussed in directors and Diamondback. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our common unitholders. Please read "Conflicts of Interest and Fiduciary Duties."

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

Unlike the holders of common stock in a corporation, common unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management's decisions regarding our business. Common unitholders have no right on an annual or ongoing basis to elect our general partner or its board of directors. The board of directors of our general partner, including the independent directors, is chosen entirely by Diamondback, as a result of it owning our general partner, and not by our common unitholders. Please read "Management—Management of Rattler Midstream LP" and "Certain Relationships and Related Party Transactions." Unlike publicly traded corporations, we will not conduct annual meetings of our common unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. As a result of these limitations, the price at which our common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. In addition, any vote to remove our general partner must provide for the election of a successor general partner by the holders of a majority of the outstanding units, voting together as a single class. Upon the closing of this offering, Diamondback will own 118,181,819 of our Class B Units representing an approximate 78% voting interest in us (or 113,181,819 Class B Units representing an approximate 75% voting interest in us if the underwriters exercise in full their option to purchase additional common units). This will give Diamondback the ability to prevent the removal of our general partner.

Furthermore, common unitholders' voting rights are further restricted by the partnership agreement provision providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our partnership agreement also contains provisions limiting the ability of common unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of our management.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

If our common unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner. Common unitholders will be unable to remove our general partner without its consent because affiliates of our general partner will own sufficient units upon the completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding units, voting as a single class, is required to remove our general partner. Following the closing of this offering, Diamondback will own 118,181,819 of our Class B Units representing 78% of voting interests in us (or 113,181,819 Class B Units representing 75% voting interests in us if the underwriters exercise in full their option to purchase additional common units).

liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of any impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

A limited partner that participates in the control of our business within the meaning of the Delaware Act may be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. Please read "Our Partnership Agreement—Limited Liability."

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only publicly traded common units, assuming the underwriters' option to purchase additional common units from us is not exercised. In addition, immediately following the completion of this offering, Diamondback will own 118,181,819 Class B Units, which are exchangeable for an equal number of common units, representing an aggregate 78% limited partner interest (or, if the underwriters exercise in full their option to purchase additional common units, 113,181,819 Class B Units, which are exchangeable for an equal number of common units, representing an aggregate 75% limited partner interest). We do not know the extent to which investor interest will lead to the development of an active trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units offered hereby will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price.

Common unitholders will experience immediate and substantial dilution in as adjusted net tangible book value of $10.09 per common unit.

The assumed initial public offering price of $16.50 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) exceeds as adjusted net tangible book value of $5.42 per common unit. Based on the assumed initial public offering price of $16.50 per common unit, unitholders will incur immediate and substantial dilution of $10.09 per common unit. Please read "Dilution."

Contracts between us, on the one hand, and our general partner and its affiliates, on the other hand, will not be the result of arm's-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Our general partner will determine in good faith the terms of any arrangement or transaction entered into after the completion of this offering. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the completion of this offering will not be required to be negotiated on an arm's-length basis, although, in some circumstances, our general partner may determine that the conflicts committee may make a determination on our behalf with respect to such arrangements.

Our general partner and its affiliates will have no obligation to permit us to use any assets or services of our general partner and its affiliates, except as may be provided in contracts entered into specifically for such use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Common unitholders will have no right to enforce the obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other hand, will not grant to the common unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who will perform services for us will be retained by our general partner. Attorneys, independent accountants and others who will perform services for us will be selected by our general partner or our conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the common unitholders in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the common unitholders, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner has a call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates (including Diamondback) own more than 97% of our then-outstanding common units and Class B Units, taken together, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (i) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (ii) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. (If, however, our general partner and its affiliates (including Diamondback) reduce their collective ownership of common units and Class B Units to below 75% of the outstanding units, taken as a whole, the ownership threshold to exercise the call right will be permanently reduced to 80%.) As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return or a negative return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from causing us to issue additional common units and then exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Exchange Act. The common units and Class B Units are considered limited partner interests of a single class for these provisions. Following the completion of this offering and assuming the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own no common units and 118,181,819 Class B Units, which collectively would constitute approximately 78% of the common units and Class B Units treated as a single class (excluding any common units purchased by the directors, director nominee and executive officers of our general partner and certain other individuals as selected by our general partner under our directed unit program). Please read "Our Partnership Agreement—Limited Call Right."

We may issue additional common units and other equity interests without unitholder approval, which would dilute existing unitholder ownership interests.

Under our partnership agreement, we are authorized to issue an unlimited number of additional interests, including common units, without a vote of the unitholders. The issuance by us of additional common units or other equity interests of equal or senior rank will have the following effects:

- the proportionate ownership interest of common unitholders in us immediately prior to the issuance will decrease;

- the amount of cash distributions on each common unit may decrease;

- the relative voting strength of each previously outstanding common unit may be diminished; and

- the market price of the common units may decline.

Please read "Our Partnership Agreement—Issuance of Additional Partnership Interests."

The issuance by us of an additional general partner interest may have the following effects, among others, if such general partner interest is issued to a person who is not an affiliate of Diamondback:

- management of our business may no longer reside solely with our current general partner; and

- affiliates of the newly admitted general partner may compete with us, and neither that general partner nor such affiliates will have any obligation to present business opportunities to us.

There are no limitations in our partnership agreement on our ability to issue units ranking senior to the common units.

In accordance with Delaware law and the provisions of our partnership agreement, we may issue additional partnership interests that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of units of senior rank may (i) reduce or eliminate the amount of cash available for distribution to our common unitholders; (ii) diminish the relative voting strength of the total common units outstanding as a class; or (iii) subordinate the claims of the common unitholders to our assets in the event of our liquidation.

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public or private markets.

After the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional common units, Diamondback will hold 118,181,819 Class B Units, each of which, together with one Rattler LLC Unit, will be exchangeable for one common unit. All of the Class B Units will be owned by Diamondback and Class B Units must be redeemed (together with an equal number of the Rattler LLC Units) for common units prior to their sale to any person or entity not affiliated with Diamondback. Sales by holders of a substantial number of our common units in the public markets, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, we have agreed to provide certain registration rights to Diamondback. Pursuant to these registration rights, we have agreed to register, under the Securities Act, all of the common units owned by Diamondback and its assignees for resale (including common units issuable in exchange for Class B Units and Rattler LLC Units). Under our partnership agreement, our general partner and its affiliates also have registration rights relating to the offer and sale of any common units that they hold. Please read "Units Eligible for Future Sale."

We will incur increased costs as a result of being a publicly-traded partnership.

We have no history operating as a publicly-traded partnership. As a publicly-traded partnership, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002. For example, Section 404 will require us, among other things, to annually review and report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal controls over financial reporting. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common units.

Nasdaq does not require a publicly traded limited partnership like us to comply with certain of its corporate governance requirements.

We have applied for listing of our common units on Nasdaq. Because we will be a publicly traded limited partnership, Nasdaq does not require us to have a majority of independent directors on our general partner's board of directors or to establish a compensation committee or a nominating and corporate governance committee. Additionally, any future issuance of additional common units or other securities, including to affiliates, will not be subject to Nasdaq's shareholder approval rules that apply to a corporation. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of Nasdaq's corporate governance requirements. Please read "Management—Management of Rattler Midstream LP."

Our partnership agreement includes exclusive forum, venue and jurisdiction provisions. By purchasing a common unit, a limited partner is irrevocably consenting to these provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of Delaware courts. Our partnership agreement also provides that any unitholder bringing an unsuccessful action will be obligated to reimburse us for any costs we have incurred in connection with such unsuccessful action.

Our partnership agreement is governed by Delaware law. Our partnership agreement includes exclusive forum, venue and jurisdiction provisions designating Delaware courts as the exclusive venue for most claims, suits, actions and proceedings involving us or our officers, directors and employees. In addition, if any person brings any of the aforementioned claims, suits, actions or proceedings and such person does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, then such person shall be obligated to reimburse us and our affiliates for all fees, costs and expenses of every kind and description, including but not limited to all reasonable attorneys' fees and other litigation expenses, that the parties may incur in connection with such claim, suit, action or proceeding. In addition, our partnership agreement provides that each limited partner irrevocably waives the right to trial by jury in any such claim, suit, action or proceeding. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of Delaware courts. If a dispute were to arise between a limited partner and us or our officers, directors or employees, the limited partner may be required to pursue its legal remedies in Delaware which may be an inconvenient or distant location and which is considered to be a more corporate-friendly environment. These provisions may have the effect of discouraging lawsuits against us and our general partner's directors and officers.

Holders of our common units may not be entitled to a jury trial with respect to claims arising under our partnership agreement, which could result in less favorable outcomes to the plaintiffs in any such action.

Our partnership agreement governing our common units provides that, to the fullest extent permitted by law, holders of our common units waive the right to a jury trial of any claim they may have against us arising out of or relating to our common units or our partnership agreement, including any claim under the U.S. federal securities laws.

If we opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal

USE OF PROCEEDS

We expect to receive estimated net proceeds of approximately $516 million from the sale of 33,333,333 common units offered by this prospectus, based on an assumed initial public offering price of $16.50 per common unit (the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Our estimate assumes the underwriters' option to purchase additional common units is not exercised. We intend to contribute the net proceeds from this offering to Rattler LLC in return for a number of Rattler LLC Units equal to the number of common units issued, representing approximately 22% of Rattler LLC's outstanding membership interests after this offering. Our Rattler LLC Units will entitle us to sole management control of Rattler LLC. We intend for Rattler LLC to (i) retain $150 million of the net proceeds and (ii) distribute the remainder of the net proceeds from this offering (approximately $366 million) to Diamondback, in part to reimburse Diamondback for certain capital expenditures. We intend to use $150 million of the retained net proceeds for general company purposes, including to fund future capital expenditures.

If the underwriters exercise in full their option to purchase additional common units, we estimate that the additional proceeds to us will be approximately $82.5 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses. If and to the extent the underwriters exercise their option to purchase additional common units, we will contribute the net proceeds thereof to Rattler LLC in return for a number of Rattler LLC Units equal to the number of common units purchased pursuant to the option. We intend for Rattler LLC to use the proceeds of any exercise of the underwriters' option to make an additional cash distribution to Diamondback.

We may choose to increase or decrease the number of common units we are offering. Each increase or decrease of 1.0 million common units offered by us, assuming an initial public offering price of $16.50 per common unit, would increase or decrease net proceeds to us from this offering by approximately $33 million, resulting in a proportionate increase or decrease in the number of Rattler LLC Units we will purchase, and a proportionate decrease or increase in the number of Rattler LLC Units issued to Diamondback.

In connection with the closing of this offering, Diamondback will contribute $1.0 million in cash to us and our general partner will contribute $1.0 million in cash to us in respect of its general partner interest. We will use those contributions for general partnership purposes.

In addition, the initial public offering price may be greater or less than the assumed initial public offering price. The actual initial public offering price is subject to market conditions and negotiations between us and the underwriters. A $1.00 increase (decrease) in the assumed initial public offering price of $16.50 per common unit would increase (decrease) the net proceeds to us from this offering by approximately $33.3 million, assuming the number of common units offered by us, as set forth on the cover page of this prospectus, remains the same and assuming the underwriters do not exercise their option to purchase additional common units, and after deducting underwriting discounts and commissions and estimated offering expenses. Any such change in the net proceeds to us would increase or decrease, as the case may be, the amount we contribute to Rattler LLC and, accordingly, the amount of the distribution to be made to Diamondback by Rattler LLC.

CAPITALIZATION

The following table sets forth:

- the historical cash and cash equivalents and capitalization of our predecessor as of December 31, 2018; and

- our pro forma capitalization as of December 31, 2018, giving effect to the pro forma adjustments described in our unaudited pro forma combined financial statements included elsewhere in this prospectus, including this offering and the application of the net proceeds from this offering in the manner described under "Use of Proceeds" and the other transactions described under "Prospectus Summary—The Transactions."

The following table assumes that the underwriters do not exercise their option to purchase additional common units. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public, the proceeds thereof will be used by us to purchase a number of Rattler LLC Units equal to the number of common units purchased pursuant to the option. If and to the extent the underwriters do not exercise their option to purchase additional common units, in whole or in part, we will issue up to an additional 5,000,000 Class B Units, and Rattler LLC will issue an equal number of Rattler LLC Units to Diamondback at the expiration of the option for no additional consideration. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and a number of Class B Units equal to the number of remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to Diamondback at the expiration of the option period for no additional consideration and Rattler LLC will issue an equal number of Rattler LLC Units to Diamondback. Any Class B Units to be so issued to Diamondback will be issued pursuant to the exemption from registration provided under Section 4(a)(2) of the Securities Act.

This table is derived from, should be read together with and is qualified in its entirety by reference to the historical financial statements and the accompanying notes and the unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Prospectus Summary—The Transactions," "Use of Proceeds," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of December 31, 2018	
	Historical	Pro Forma(2)
	(in thousands)	
Cash and cash equivalents	$ 8,563	$160,562
Long-term debt:		
New revolving credit facility(1)	$ —	$ —
Member's equity / partners' capital:		
Member's equity	$527,125	$ —
Common units	—	515,886
Class B Units	—	1,000
General partner interest	—	1,000
Non-controlling interest	—	455,476
Total member's equity / partners' capital	527,125	973,362
Total capitalization	$527,125	$973,362

_____

(1) Prior to or in connection with the completion of this offering, Rattler LLC expects to enter into a new $600 million revolving credit facility. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility."

(2) Assumes the mid-point of the price range set forth on the cover page of this prospectus.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the common units sold in this offering will exceed the pro forma net tangible book value per common unit after this offering. Net tangible book value per common unit as of a particular date represents the amount of our predecessor's total tangible assets less our predecessor's total liabilities divided by the total number of common units outstanding as of such date. For the purpose of calculating dilution, we are including in the number of common units all common units that would be issued if all Class B Units, together with the Rattler LLC Units, held by Diamondback were exchanged for common units. We refer to this calculation as being on "a fully diluted basis." As of December 31, 2018, after giving effect to the transactions contemplated to occur at the completion of this offering, our net tangible book value would have been approximately $971.2 million, or $6.41 per common unit. Purchasers of our common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit as illustrated in the following table.

Assumed initial public offering price per common unit(1)	$16.50
Pro forma net tangible book value per common unit before this offering(2)	$ 5.42
Increase in net tangible book value per unit attributable to purchasers in this offering	3.42
Decrease in as adjusted net tangible book value per common unit attributable to the distributions to Diamondback	(2.43)
Less: Pro forma net tangible book value per unit after this offering(3)	6.41
Immediate dilution in as adjusted net tangible book value per common unit attributable to purchasers in this offering(4)(5)	$10.09

(1) Represents the mid-point of the price range set forth on the cover page of this prospectus.
(2) Determined by dividing the pro forma net tangible book value before the offering by the number of common units (151,515,152) outstanding on a fully diluted basis.
(3) Determined by dividing the pro forma net tangible book value after the offering, after giving effect to the application of the net proceeds of this offering, by the sum of the number of common units (33,333,333) outstanding after this offering and the number of common units (118,181,819) issuable to Diamondback upon the exchange of all of its Class B Units and Rattler LLC Units.
(4) Assumes an initial public offering price of $16.50 per common unit, the mid-point of the price range set forth on the cover page of this prospectus. If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $11.09 and $9.09, respectively.
(5) Because the total number of common units outstanding on a fully diluted basis following this offering will not be impacted by any exercise of the underwriters' option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in this offering due to any such exercise of the option.

The following table sets forth the number of common units (on a fully diluted basis) acquired, the total consideration paid or exchanged and the average price per common unit (on a fully diluted basis) paid by Diamondback and by purchasers of our common units in this offering, based on an assumed initial public offering price of $16.50 per common unit and no exercise of the underwriters' option to purchase additional common units.

	Units Acquired		Total Consideration	
	Number	%	Amount	%
			(in millions)	
Diamondback and its affiliates(1)(2)(3)	118,181,819	78%	$457,477	47%
Purchasers in this offering	33,333,333	22%	515,886	53%
Total	151,515,152	100.0%	$973,363	100.0%

(1) Upon the completion of this offering, following the expiration of the underwriters' option period, Diamondback will own 118,181,819 Class B Units.

(2) Assumes the underwriters' option to purchase additional common units is not exercised.

(3) The assets contributed by Diamondback were recorded at historical cost in accordance with GAAP. Book value of the consideration provided by our general partner and its affiliates, as of December 31, 2018 was $821 (excludes deferred taxes).

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. Please read "—Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending March 31, 2020" below. In addition, you should read "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical results of operations, you should refer to our predecessor's audited historical financial statements as of December 31, 2017 and December 31, 2018 included elsewhere in this prospectus.

Cash Distribution Policy

In connection with the closing of this offering, the board of directors of our general partner will adopt a policy pursuant to which we will pay, to the extent legally available, cash distributions to common unitholders of record on the applicable record date of $0.25 per common unit within 60 days after the end of each quarter beginning with the quarter ending June 30, 2019. Our first distribution will be prorated for the period from the closing of this offering through June 30, 2019. The board of directors of our general partner may change our distribution policy at any time and from time to time. Our partnership agreement does not require us to pay cash distributions on our common units on a quarterly or other basis. Please read "Risk Factors—Risks Inherent in an Investment in Us—The board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to make any distributions on our common units at all."

Our Class B Units will be entitled to quarterly aggregate cash preferred distributions of 8% per annum on the $1.0 million capital contribution made in respect of such units, or $0.02 million in aggregate per quarter to all Class B Units, and our general partner will be entitled to a quarterly cash preferred distribution of 8% per annum on the $1.0 million capital contribution made in respect of its general partner interest, or $0.02 million per quarter. We will be required to make these distributions in any quarter before making any distributions on our common units. Other than those amounts, neither our general partner interest nor our Class B Units will be entitled to receive or participate in distributions made by us.

We are a holding company and substantially all of our operations will be carried out by Rattler LLC. Following the completion of this offering, we will control Rattler LLC and we will own 33,333,333 Rattler LLC Units, representing an approximately 22% membership interest in Rattler LLC (if the underwriters exercise in full their option to purchase additional common units, we will own 38,333,333 Rattler LLC Units, representing an approximately 25% membership interest in Rattler LLC).

We expect that our only source of cash will be distributions from Rattler LLC, together with the $2.0 million of cash contributed to us in respect of our Class B Units and our general partner interest. We will only be able to make cash distributions to the extent that we have sufficient cash after the establishment of cash reserves, including for federal income tax expenses, the payment of the preferred distribution on our general partner interest and our Class B Units and the payment of expenses. Rattler LLC will pay all of our expenses, including the expenses we expect to incur as a result of being a publicly traded entity, other than our U.S. federal income tax expense. We expect to pay our preferred distributions with cash held by us. The Rattler LLC limited liability company agreement will provide that, in our capacity as managing member of Rattler LLC, we may cause Rattler LLC to pay cash distributions at any time and from time to time, which distributions will be paid pro rata in respect of all outstanding Rattler LLC Units. Rattler LLC's ability to make any such distribution will be subject to applicable law as well as any contractual restrictions, such as those under its revolving credit facility.

Under our partnership agreement, the services and secondment agreement and the Rattler LLC limited liability company agreement, Rattler LLC will reimburse our general partner and its affiliates, including

Diamondback, for costs and expenses they incur and payments they make on our behalf. Rattler LLC will make these payments before making any distributions in respect of the Rattler LLC Units.

We will be subject to a U.S. federal income tax rate of approximately 21%; however, we expect to generate net operating losses to offset taxable income for 2019 and 2020. Accordingly, we do not expect to pay meaningful U.S. federal income taxes during those periods. We estimate that cash distributions from Rattler LLC of approximately $33.3 million would be required to support the payment of our currently contemplated quarterly distribution for four quarters (approximately $8.3 million per quarter). If the underwriters exercise in full their option to purchase additional common units, we estimate that cash distributions from Rattler LLC of approximately $38.3 million would be required to support the payment of our currently contemplated quarterly distribution for four quarters (approximately $9.6 million per quarter). Our future tax liability may be greater than expected if we do not generate net operating losses sufficient to offset taxable income or if tax authorities challenge certain of our tax positions. In order to pay any contemplated distributions to our common unitholders, we must receive cash distributions from Rattler LLC sufficient to pay U.S. federal income tax on the income allocated to us by Rattler LLC in addition to the cash necessary to pay such distributions.

Because we will own an approximate 22% membership interest in Rattler LLC at the completion of this offering (or an approximate 25% membership interest in Rattler LLC if the underwriters exercise in full their option to purchase additional common units), for Rattler LLC to distribute $33.3 million in cash to us (or $38.3 million in cash to us if the underwriters exercise in full their option to purchase additional common units), Rattler LLC must generate cash available for distribution of at least $151.5 million.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that we will receive quarterly distributions from Rattler LLC or that we will make cash distributions to our common unitholders. Our cash distribution policy may be changed at any time and is subject to certain restrictions, including the following:

- Our common unitholders have no contractual or other legal right to receive cash distributions from us on a quarterly or other basis. At the completion of this offering, the board of directors of our general partner will adopt a cash distribution policy that requires us to pay quarterly distributions to common unitholders of record on the applicable record date of $0.25 per common unit within 60 days after the end of each quarter, beginning with the quarter ending June 30, 2019. We do not expect to make distributions for the period from the completion of this offering through March 31, 2019 within 60 days after March 31, 2019. Instead, we expect to adjust our distribution for the period ending June 30, 2019 by an amount that covers the period from the closing of this offering through March 31, 2019 based on the actual number of days in that period.

- We do not have any debt currently outstanding and, therefore, are not subject to any debt covenants. However, prior to or in connection with the closing of this offering, Rattler LLC expects to enter into a revolving credit facility to be used for general company purposes. We anticipate that any future debt agreements will contain certain financial tests and covenants that would require satisfaction before Rattler LLC could distribute cash to us and before we could distribute cash to our common unitholders. If we are unable to satisfy the restrictions under any future debt agreements, we could be prohibited from making a distribution to you notwithstanding our stated distribution policy.

- Our business performance may be volatile, and our cash flow may be less stable, than the business performance and cash flow of other publicly traded companies. As a result, our quarterly cash distributions may be volatile and may vary quarterly and annually.

- We do not have a minimum quarterly distribution or employ structures intended to maintain or increase quarterly distributions over time.

- Prior to making any distributions in respect of any Rattler LLC units, Rattler LLC will reimburse our general partner and its affiliates for all direct and indirect expenses they incur on our behalf. Our partnership agreement and the services and secondment agreement provides that our general partner will determine the expenses that are allocable to us, but does not limit the amount of expenses for which our general partner and its affiliates may be reimbursed. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash ultimately available to pay distributions to our common unitholders.

- Prior to making any quarterly distributions on our common units, we must make distributions of $0.02 million in aggregate per quarter on our Class B Units and distributions of $0.02 million per quarter on our general partner interest.

- Under Section 17-607 of the Delaware Act, we may not make a distribution and, under Section 18-607 of the Delaware Limited Liability Company Act, or the Delaware LLC Act, Rattler LLC may not make a distribution to us, if the distribution would cause our or Rattler LLC's liabilities to exceed the fair value of our or its assets.

- We may lack sufficient cash to pay distributions to our common unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in operating or general and administrative expenses, tax expenses, working capital requirements and anticipated cash needs.

- The board of directors of our general partner may determine to accumulate cash rather than to distribute cash, whether to pay for capital expenditures or operating expenses or any other purpose deemed appropriate by that board.

Unaudited Pro Forma EBITDA and Distributable Cash Flow for the Year Ended December 31, 2018

The board of directors of our general partner intends to adopt a cash distribution policy following the closing of this offering pursuant to which we would intend to declare and pay quarterly distributions of $0.25 per quarter ($1.00 per year). Assuming that we issue 33,333,333 common units in this offering, that would mean that we would distribute approximately $8.3 million in aggregate to holders of our common units each quarter (or $33.3 million per year). We will also pay an aggregate of $0.04 million per quarter in preferred distributions in respect of our Class B Units and general partner interest, which we will pay with cash held by us. We will be subject to a U.S. federal income tax rate of approximately 21%; however, we expect to generate net operating losses to offset taxable income for 2019 and 2020. Accordingly, we do not expect to pay meaningful U.S. federal income taxes during those periods. We estimate that cash distributions from Rattler LLC of approximately $33.3 million would be required to support the payment of our currently contemplated quarterly distribution for four quarters (approximately $8.3 million per quarter). Our future tax liability may be greater than expected if we do not generate net operating losses sufficient to offset taxable income or if tax authorities challenge certain of our tax positions. In order to pay any contemplated distributions to our common unitholders, we must receive cash distributions from Rattler LLC sufficient to pay U.S. federal income tax on the income allocated to us by Rattler LLC in addition to the cash necessary to pay such distributions. Because Rattler LLC would have 151,515,152 Rattler LLC Units outstanding, that means that in order for Rattler LLC to make those distributions to us, it would have to distribute approximately $151.5 million in aggregate to the holders of the Rattler LLC Units, of which we would hold approximately 22% and Diamondback would hold approximately 78%.

On a pro forma basis, assuming we had completed this offering and related transactions as of January 1, 2018, (i) Rattler LLC's distributable cash flow would have been a deficit of approximately $204 million for the year ended December 31, 2018 and, accordingly, (ii) Rattler LLC would not have had sufficient cash available to pay distributions on the Rattler LLC Units, and we would not have had sufficient cash available to pay distributions on our common units, for the year ended December 31, 2018.

The table below also assumes that our general partner has not established any reserves related to the conduct of Rattler LLC's business, including any reserves to provide for future cash distributions to Rattler LLC's unitholders, including us. The establishment of such reserves by our general partner could result in a reduction in cash available for distribution to us by Rattler LLC, which in turn could result in a reduction in cash distributions to our common unitholders.

We have based the pro forma assumptions upon currently available information and estimates. The pro forma amounts below do not purport to present the results of our operations had this offering and the related

Rattler Midstream LP
Unaudited Pro Forma EBITDA and Distributable Cash Flow

	Year Ended December 31, 2018
(In thousands)	
Pro forma revenues of Rattler LLC:	
Revenues—related party	$ 169,396
Revenues—third party	3,292
Rental income—related party	2,540
Rental income—third party	8,855
Other real estate income—related party	322
Other real estate income—third party	1,043
Total pro forma revenues	185,448
Pro forma costs and expenses:	
Direct operating expenses	33,714
Costs of goods sold (exclusive of depreciation and amortization shown below)	38,852
Real estate operating expenses	1,981
Depreciation, amortization and accretion	25,746
Loss on sale of property, plant and equipment	2,577
General and administrative expenses	2,108
Total pro forma costs and expenses	104,978
Pro forma income from operations	80,470
Other income:	
Pro forma income from equity investment	—
Total other income	—
Pro forma net income before taxes	80,470
Provision for income taxes	17,392
Pro forma net income of Rattler LLC	$ 63,078
Add:	
Provision for income taxes	17,392
Depreciation, amortization and accretion	25,746
Pro forma EBITDA of Rattler LLC	106,216
Less:	
Expansion capital expenditures(1)	217,376
Real estate capital expenditures(2)	111,300
Incremental public partnership general and administrative expenses(3)	836
Add:	
Contributions from Diamondback to fund capital expenditures	171,257
Pro forma distributable cash flow of Rattler LLC	$ (52,039)
Distributions to unitholders of Rattler LLC	$(151,515)
Excess (deficit) of pro forma distributable cash flow of Rattler LLC above distributions to unitholders of Rattler LLC	(203,554)
Preferred distributions to Diamondback	80
Preferred distributions to our general partner	80
Distributions to common unitholders of Rattler Midstream LP at the annualized distribution rate of $1.00 per common unit	$ 33,333

(1) Expansion capital expenditures are cash expenditures to construct new midstream infrastructure and those expenditures incurred in order to extend the useful lives of our assets, reduce costs, increase revenues or increase system throughput or capacity from current levels, including well connections that increase existing system throughput. Examples of expansion capital expenditures include the construction, development or acquisition of additional gathering pipelines and compressor stations, in each case to the extent such capital

expenditures are expected to expand our operating capacity or revenue. Over the past two years, Diamondback constructed a significant portion of the midstream assets that were contributed to us, which is reflected in the amount of the expansion capital expenditures for the year ended December 31, 2018.

(2) Real estate capital expenditures are cash expenditures related to two office towers and associated assets located in Midland, Texas, which we refer to as the Fasken Center. On January 31, 2018, Diamondback purchased the Fasken Center for approximately $110.0 million and contributed it to us effective as of that date.

(3) Represents general and administrative expenses that we expect to incur annually as a result of being a publicly traded partnership, including costs associated with SEC reporting requirements, independent auditor fees, investor relations activities, stock exchange listing, registrar and transfer agent fees, director and officer liability insurance and director compensation.

Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending March 31, 2020

We forecast Rattler LLC's estimated EBITDA and distributable cash flow during the twelve months ending March 31, 2020 will be approximately $258.0 million and $151.5 million, respectively. The forecasted amount for the twelve months ending March 31, 2020 would be sufficient for Rattler LLC to pay distributions of approximately $33.3 million in respect of the Rattler LLC Units owned by us, which would exceed by $33.3 million the amount we would need to pay our income tax expense, our preferred distributions and distributions of $1.00 per common unit for that same period. Our forecast assumes (i) that we will use all of the cash we receive from Rattler LLC for the twelve months ending March 31, 2020 to pay income tax expense and pay distributions to our common unitholders, (ii) that Rattler LLC will not distribute to us any cash in excess of that needed for such uses, (iii) we will use borrowings under Rattler LLC's new revolving credit facility to pay for a portion of our investments in the EPIC and Gray Oak projects and (iv) we will use cash held by Rattler Midstream LP to pay our preferred distributions.

We are providing this forecast of estimated EBITDA and distributable cash flow to supplement the historical financial statements of our predecessor and our unaudited pro forma combined financial statements included elsewhere in the prospectus in support of our belief that, based on the assumptions stated herein, we should generate sufficient cash to allow us to make distributions at the quarterly distribution rate of $0.25 per common unit on all of our common units for the twelve months ending March 31, 2020. Please read "—Significant Forecast Assumptions" for further information as to the assumptions we have made for the forecast. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies" for information as to the accounting policies we have followed for the financial forecast.

Our forecast is a forward-looking statement and reflects our judgment as of the date of this prospectus of our current outlook and expectations for the twelve months ending March 31, 2020. It should be read together with the historical audited consolidated financial statements of our predecessor and the accompanying notes thereto included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We do not typically make public projections as to future earnings or other operating results. However, management has prepared this forecast to present the estimated EBITDA and distributable cash flow for the twelve months ending March 31, 2020. This forecast was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to forecasted financial information, but, in the view of management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments and presents, to the best of management's knowledge and belief, our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results and readers of this prospectus are cautioned not to place undue reliance on the forecasted financial information.

For additional information relating to the principal assumptions used in preparing our forecast please read "—Significant Forecast Assumptions" below.

(In thousands)	Three Months Ending June 30, 2019	Three Months Ending September 30, 2019	Three Months Ending December 31, 2019	Three Months Ending March 31, 2020	Twelve Months Ending March 31, 2020
Revenues of Rattler LLC:					
Revenues—related party	$ 61,456	$ 66,178	$ 71,149	$ 77,511	$276,294
Revenues—third party	19,508	21,529	23,327	25,175	89,539
Surface use	286	286	286	286	1,144
Rental income—related party	690	690	690	690	2,760
Rental income—third party	2,759	2,759	2,759	2,759	11,036
Other real estate income	336	336	336	336	1,344
Total revenues	85,035	91,778	98,547	106,757	382,117
Costs and expenses:					
Operating expenses	23,224	25,119	27,292	29,275	104,910
Costs of goods sold (exclusive of depreciation and amortization shown below)	8,806	8,806	8,806	10,057	36,475
Depreciation, amortization and accretion	9,540	10,041	10,542	11,024	41,147
General and administrative expenses(1)	2,462	2,462	2,462	2,712	10,098
Interest expense(2)	255	459	1,552	2,107	4,373
Total costs and expenses	44,287	46,887	50,654	55,175	197,003
Income from operations	40,748	44,891	47,893	51,582	185,114
Other income:					
Income from equity investment	(2,051)	3,393	5,471	4,063	10,876
Total other income	(2,051)	3,393	5,471	4,063	10,876
Net income before taxes	38,697	48,284	53,364	55,645	195,990
Provision for income taxes	8,126	10,139	11,206	11,685	41,156
Net income of Rattler LLC	$ 30,571	$ 38,145	$ 42,158	$ 43,960	$154,834
Add:					
Interest expense and interest paid on equity investment(3)	2,138	2,342	3,435	3,989	11,904
Provision for income taxes	8,126	10,139	11,206	11,685	41,156
Depreciation, amortization and accretion	9,540	11,411	14,250	14,883	50,084
EBITDA of Rattler LLC	50,375	62,037	71,049	74,517	257,978
Less:					
Interest expense(2)	255	459	1,552	2,107	4,373
Expansion capital expenditures(4)	57,500	57,500	57,500	54,032	226,532
Maintenance capital expenditures(5)	2,500	2,500	2,500	2,500	10,000
Contribution to equity investment(6)	80,451	88,985	38,512	7,093	215,041
EBITDA from Equity Investments(7)	(169)	6,645	11,061	9,805	27,342
Add:					
Cash used to fund capital expenditures and equity investment	128,041	13,708	—	—	141,749
Distributions from Equity Investments	—	—	3,680	4,320	8,000
Borrowings used to fund capital expenditures and equity investment	—	118,223	74,275	34,579	227,077
Distributable cash flow of Rattler LLC	$ 37,879	$ 37,879	$ 37,879	$ 37,879	$151,516
Distributions to unitholders of Rattler LLC	$ 37,879	$ 37,879	$ 37,879	$ 37,879	$151,516
Cash used to fund preferred distributions	$ 40	$ 40	$ 40	$ 40	$ 160
Distributions to Diamondback	29,546	29,546	29,546	29,546	118,184
Distributions to Rattler Midstream LP	8,333	8,333	8,333	8,333	33,332
Income tax expense of Rattler Midstream LP	—	—	—	—	
Preferred distributions to Diamondback	20	20	20	20	80
Preferred distributions to our general partner	20	20	20	20	80
Distributions to common unitholders of Rattler Midstream LP at the annualized distribution rate of $1.00 per common unit	$ 8,333	$ 8,333	$ 8,333	$ 8,333	$ 33,332

(1) Assumes the grant of awards of an aggregate of 2,348,485 phantom units under the LTIP. Please read "—General and Administrative Expenses."

(2) Represents non-cash amortization of origination fees and commitment fees on the undrawn portion of Rattler LLC's new revolving credit facility that we expect to have in place at the closing of this offering (assuming no amounts have been drawn on that facility).

(3) Represents commitment fees on the undrawn portion of Rattler LLC's new revolving credit facility that we expect to have in place at the closing of this offering (assuming no amounts have been drawn on that facility). In addition, represents pro rata interest paid on equity investments in the EPIC and Gray Oak projects.

(4) Expansion capital expenditures represent cash expenditures to construct new midstream infrastructure and those expenditures incurred in order to extend the useful lives of our assets, reduce costs, increase revenues or increase system throughput or capacity from current levels, including well connections that increase existing system throughput.

(5) Maintenance capital expenditures represent cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity or revenue.

(6) Contributions to equity investments represent cash contributed for our proportional share of capital expenditures within each investment. Of this total, $84.2 million relates to the EPIC project and $132.0 million relates to the Gray Oak project. On February 1, 2019, we paid approximately $34.1 million as part of the option exercise price for our 10% equity interest in the EPIC project. On February 15, 2019, we paid approximately $81.3 million as part of our acquisition cost for our 10% interest in the Gray Oak project. In March 2019, we will make a capital contribution of approximately $33.0 million in respect of our interest in the Gray Oak project.

(7) EBITDA from equity investments represents income (loss) from equity investment plus interest and depreciation, amortization and accretion associated with equity investments in the amounts of $7.5 million and $8.9 million, respectively, for the twelve months ending March 31, 2020. These amounts are reflected in the interest expense and interest paid on equity investment and depreciation, amortization and accretion adjustments to derived EBTIDA of Rattler LLC.

EBITDA from Equity Investments Reconciliation

(In thousands)	Three Months Ending June 30, 2019	Three Months Ending September 30, 2019	Three Months Ending December 31, 2019	Three Months Ending March 31, 2020	Twelve Months Ending March 31, 2020
Income (loss) from equity investment	(2,051)	3,393	5,471	4,063	10,875
Interest from equity investment	1,882	1,882	1,883	1,883	7,530
Depreciation and amortization from equity investment	—	1,370	3,707	3,859	8,936
EBTIDA from equity investment	$ (169)	$6,645	$11,061	$9,805	$27,342

Significant Forecast Assumptions

In order for us to declare and pay quarterly distributions of $0.25 per common unit, or $1.00 per common unit on an annualized basis, we estimate that Rattler LLC will have to distribute approximately $8.3 per quarter, or $33.3 million per year, based on the number of Rattler LLC Units to be outstanding after completion of this offering. We forecast Rattler LLC's estimated distributable cash flow during the twelve months ending March 31, 2020 will be approximately $151.5 million.

Set forth below are the material assumptions we have made to calculate the estimated EBITDA and distributable cash flow for the twelve months ending March 31, 2020. The forecast has been prepared by and is the responsibility of our management. Our assumptions reflect our expectations during the forecast period. While the assumptions disclosed in this prospectus do not include all of the assumptions used to calculate our forecast, the assumptions presented are those that we believe are material to our forecast. While we believe we have a reasonable basis for our assumptions, our forecasted results may not be achieved. There will likely be differences between our forecast and our actual results and those differences may be material. If our forecast is not achieved, Rattler LLC may not have sufficient distributable cash flow to pay distributions on the Rattler LLC Units, and we may not be able to pay any distributions on our common units.

General Considerations

Our predecessor's historical results of operations include all of the results of operations of Rattler LLC on a 100% basis. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Financial Results" and "Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Equity Contribution Agreement." Substantially all of our revenue will be derived from long-term, fixed-fee midstream services agreements with Diamondback.

Results and Volumes

The following table summarizes the pro forma revenues, volumes and EBITDA for our midstream services for Rattler LLC the year ended December 31, 2018, as well as our forecast regarding those same amounts for the twelve months ending March 31, 2020.

	Pro Forma Year Ended December 31, 2018	Forecasted Twelve Months Ending March 31, 2020
Midstream services:		
Crude oil gathering volumes *(Bbl/d)*	47,338	100,573
Natural gas gathering volumes *(MMBtu/d)*	39,252	57,114
Fresh water services volumes *(Bbl/d)*	281,916	285,422
Saltwater services volumes *(Bbl/d)*	252,118	719,811
Total midstream services revenues *($ in thousands)*	$172,688	$366,977
Real estate revenue *($ in thousands)*	$ 12,760	$ 15,140
Total revenues *($ in thousands)*	$185,448	$382,117
EBITDA *($ in thousands)*	$106,216	$257,978

Revenue

We estimate that total revenues for the twelve months ending March 31, 2020 will be approximately $382 million compared to approximately $185 million for the pro forma year ended December 31, 2018. As a result of well completions, in addition to production from existing wells on our systems, we estimate that our average daily throughput for the twelve months ending March 31, 2020 will be 101 MBbl/d of crude oil and 57 MMBTu/d of natural gas. Our forecasted increase in volumes over the year ended December 31, 2018 is based on our expectation that Diamondback will complete the drilling and completion activities on our Dedicated Acreage consistent with their current development plan. Please read "Business—Our Commercial Agreements with Diamondback."

Through the Acreage Dedication, Diamondback has exclusively dedicated to us the right to provide certain crude oil, natural gas and water-related midstream services (including fresh water sourcing and transportation and saltwater gathering and disposal) associated with its production on a total of approximately 206,000 gross acres in the Delaware Basin and 217,000 gross acres in the Midland Basin for initial terms ending in 2034. As of December 31, 2018, Diamondback had identified approximately 10,000 gross economic potential horizontal drilling locations at $60 per barrel of oil, the substantial majority of which are on lands covered by the Acreage Dedication.

In addition, Diamondback has publicly announced that it expects to complete between 290 to 320 gross horizontal wells in 2019 and, accordingly, it is targeting over 27% annual production growth in 2019. We expect that we will be Diamondback's primary midstream solution provider with respect to these wells and this production growth.

Our revenues are, in part, affected by commodity prices, which drive the level and pace of Diamondback's exploration and production activities. See "Risk Factors—Risks Related to Our Business—Our exposure to commodity price risk may change over time and we cannot guarantee the terms of any existing or future agreements for our midstream services with our customers." Diamondback's exploration and production activities are driven by a number of variables that make the determination of the impact on our cash flows of different drilling and development plans difficult. However, we estimate that, if commodity prices were to fall to a level where Diamondback and all of our other customers halted drilling activities as of the beginning of the forecast period, we would be able to make distributions on all of our common units in accordance with our anticipated cash distribution policy for the forecast period.

Operating Expense

We estimate that total operating expense for the twelve months ending March 31, 2020 will be $105 million compared to approximately $34 million for the pro forma year ended December 31, 2018.

Cost of Goods Sold

We estimate that total cost of goods sold for the twelve months ending March 31, 2020 will be $36 million compared to $39 million for the pro forma year ended December 31, 2018.

General and Administrative Expenses

Our general and administrative expenses will consist of reimbursements to Diamondback of certain general and administrative expenses under the services and secondment agreement.

We expect total general and administrative expenses for the twelve months ending March 31, 2020 will be $10 million as compared to $2 million for the pro forma year ended December 31, 2018. The forecast period includes the $1.4 million of annual incremental publicly traded partnership expenses we expect to incur. The increase in general and administrative expenses primarily relates to increased personnel and associated administrative expenses due to our projected growth.

At the closing of this offering, we expect to grant awards of an aggregate of 2,348,485 phantom units under the LTIP, assuming an initial offering price at the mid-point of the price range set forth on the cover page of this prospectus. Please read "Executive Compensation and Other Information." We expect that those phantom units will be entitled to distribution equivalent payments; accordingly, we expect that our general and administrative expenses for the twelve months ending March 31, 2020 will include approximately $2.3 million of expense associated with those distribution equivalent payments.

Depreciation, Amortization and Accretion

We estimate that depreciation, amortization and accretion for the twelve months ending March 31, 2020 will be $50 million as compared to approximately $26 million for the pro forma year ended December 31, 2018.

Capital Expenditures

The midstream energy business is capital intensive, requiring the maintenance of existing gathering systems and other midstream assets and facilities and the acquisition or construction and development of new gathering systems and other midstream assets and facilities.

We estimate that our total capital expenditures for the twelve months ending March 31, 2020 will be $452 million, including approximately $215 million of anticipated capital contributions to be made by us in connection with our minority interests in the EPIC and Gray Oak projects.

Income Tax Expense

We estimate that income tax expense for the twelve months ending March 31, 2020 will be $41 million compared to approximately $17 million for the pro forma year ended December 31, 2018.

Regulatory, Industry and Economic Factors

Our forecast of EBITDA and distributable cash flow for the twelve months ending March 31, 2020 is also based on the following significant assumptions related to regulatory, industry and economic factors:

- Diamondback will not default under our commercial agreements or reduce, suspend or terminate its obligations, nor will any events occur that would be deemed a force majeure event, under such agreements;

- the locations of Diamondback's planned well development will not be determined uneconomic by us;

- there will not be any new federal, state or local regulation, or any interpretation or application of existing regulation, of the portions of the midstream energy industry in which we operate that will be materially adverse to our business;

- there will not be any material accidents, weather-related incidents, unscheduled downtime or similar unanticipated events with respect to our assets or Diamondback's development plan;

- there will not be a shortage of skilled labor; and

- there will not be any material adverse changes in the midstream energy industry, commodity prices, capital markets or overall economic conditions.

HOW WE MAKE DISTRIBUTIONS

In connection with the closing of this offering, the board of directors of our general partner will adopt a policy pursuant to which we will pay, to the extent legally available, cash distributions to common unitholders of record on the applicable record date of $0.25 per common unit within 60 days after the end of each quarter beginning with the quarter ending June 30, 2019. We do not expect to make distributions for the period from the completion of this offering through March 31, 2019 within 60 days after March 31, 2019. Instead, we expect to adjust our distribution for the period ending June 30, 2019 by an amount that covers the period from the closing of this offering through March 31, 2019 based on the actual number of days in that period. The board of directors of our general partner may change the foregoing distribution policy at any time and from time to time. We will also pay an aggregate of $0.04 million per quarter in preferred distributions in respect of our Class B Units and general partner interest. Our partnership agreement does not require us to pay cash distributions on a quarterly or other basis. See "Cash Distribution Policy and Restrictions on Distributions."

Our Sources of Cash

Following the completion of this offering, our only cash-generating asset will consist of 33,333,333 Rattler LLC Units (or 38,333,333 Rattler LLC Units if the underwriters exercise in full their option to purchase additional common units) and the $2.0 million contributed to us in respect of our Class B Units and our general partner interest. Therefore, our cash flow and resulting ability to make distributions will be completely dependent upon the ability of Rattler LLC to make distributions. Subject to applicable law and any contractual restrictions to which Rattler LLC may be subject, we will control whether and when Rattler LLC makes any distributions. Other than the initial distribution contemplated to be made to Diamondback by Rattler LLC in connection with the completion of this offering (including any exercise of the underwriters' option to purchase additional common units), all distributions paid by Rattler LLC will be made pro rata in respect of all Rattler LLC Units outstanding at the time of distribution. The actual amount of cash that Rattler LLC will have available for distribution will primarily depend on the amount of cash Rattler LLC generates from its operations. For a description of factors that may impact our results and Rattler LLC's results, please read "Cautionary Statement Regarding Forward-Looking Statements."

In addition, the actual amount of cash that Rattler LLC will have available for distribution will depend on other factors, some of which are beyond Rattler LLC's or our control, including:

- the level of revenue Rattler LLC is able to generate from its business;
- the level of capital expenditures Rattler LLC makes, including capital calls associated with the EPIC and Gray Oak projects;
- the level of Rattler LLC's operating, maintenance and general and administrative expenses or related obligations;
- the cost of acquisitions, if any;
- Rattler LLC's debt service requirements and other liabilities;
- Rattler LLC's working capital needs;
- restrictions on distributions contained in any future Rattler LLC debt agreements;
- Rattler LLC's ability to borrow under its revolving credit facility to make distributions; and
- the amount, if any, of cash reserves established for the proper conduct of Rattler LLC's business.

Rattler LLC Units

Following the completion of this offering, Rattler LLC will have 151,515,152 Rattler LLC Units outstanding, of which 33,333,333 (approximately 22%) will be owned by us and 118,181,819 (approximately 78%) will be owned by Diamondback. If the underwriters exercise in full their option to purchase additional common units, then 38,333,333 (approximately 25%) will be owned by us and 113,181,819 (approximately 75%) will be owned by Diamondback. Each Rattler LLC Unit will be entitled to receive cash distributions to the extent Rattler LLC makes distributions. Rattler LLC Units will not accrue arrearages. Rattler LLC's limited liability company agreement requires Rattler LLC to make distributions, if any, to all record holders of Rattler LLC Units, pro rata.

Common Units

Following the completion of this offering, we will have 33,333,333 common units outstanding (or 38,333,333 if the underwriters exercise in full their option to purchase additional common units). Each common unit will be entitled to receive cash distributions to the extent we make distributions. Common units will not accrue arrearages. Our partnership agreement allows us to issue an unlimited number of additional equity interests of equal or senior rank.

Class B Units

Following the completion of this offering, we will have 118,181,819 Class B Units outstanding (or 113,181,819 Class B Units outstanding if the underwriters exercise in full their option to purchase additional common units). Class B Units will not be entitled to participate in distributions made by us, except that our Class B Units will be entitled to quarterly cash preferred distributions of 8% per annum on the $1.0 million capital contribution made in respect of such units, or $0.02 million in aggregate per quarter to all Class B Units.

General Partner Interest

Our general partner owns a general partner interest and is not entitled to participate in distributions made by us, except that it will be entitled to a quarterly cash preferred distribution of 8% per annum on the $1.0 million capital contribution made in respect of its general partner interest, or $0.02 million per quarter. Our general partner may acquire common units and other equity interests (including Class B Units) in the future and will be entitled to receive pro rata distributions in respect of those equity interests to the extent those equity interests are entitled to receive distributions.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table presents selected historical financial data of our predecessor and selected unaudited pro forma financial data for Rattler Midstream LP for the periods and as of the dates indicated. The selected historical financial data of our predecessor as of and for the years ended December 31, 2017 and 2018 are derived from the audited financial statements of our predecessor appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Upon the completion of this offering, we will own a 22% controlling membership interest in Rattler LLC (assuming no exercise of the underwriters' option to purchase additional common units) and Diamondback will own, through its ownership of Rattler LLC Units, a 78% economic, non-voting interest in Rattler LLC (assuming no exercise of the underwriters' option to purchase additional common units). However, as required by GAAP, we will consolidate 100% of the assets and operations of Rattler LLC in our financial statements and reflect a non-controlling interest.

The selected unaudited pro forma financial data presented in the following table for the year ended December 31, 2018 is derived from the unaudited pro forma combined financial statements included elsewhere in this prospectus. The unaudited pro forma combined balance sheet data as of December 31, 2018 and the unaudited pro forma combined statements of operations and statement of cash flows data for the year ended December 31, 2018 assume the offering and the related transactions occurred as of January 1, 2018. These transactions include, and the unaudited pro forma combined financial statements give effect to, the following:

- the contribution to us by Diamondback in relation to the Class B Units of $1.0 million in cash, which we will retain at the partnership;

- the contribution to us by our general partner in relation to its general partner interest of $1.0 million in cash, which we will retain at the partnership;

- our issuance of 118,181,819 Class B Units to Diamondback and the issuance by Rattler LLC of an equal number of Rattler LLC Units to Diamondback;

- our issuance of 33,333,333 common units pursuant to this offering in exchange for net proceeds of approximately $516 million;

- our contribution of all of the net proceeds from this offering to Rattler LLC in return for a number of Rattler LLC Units equal to the number of common units issued;

- Rattler LLC's distribution of a portion of the net proceeds to Diamondback and retention of a portion of the net proceeds for general company purposes, including to fund future capital expenditures;

- Rattler LLC's entrance into a new $600 million revolving credit facility;

- the acquisition of the Fasken Center by Diamondback and contribution to Rattler LLC of all the membership interests in Tall Towers, as if such transactions occurred on January 1, 2018 for the purposes of preparing the unaudited pro forma combined statement of operations (for the year ended December 31, 2017, see the Fasken Midland Statement of Revenue and Certain Expenses included elsewhere in this prospectus); and

- the contribution to Rattler LLC by Diamondback of certain crude oil gathering, SWD wells and land and buildings Diamondback acquired pursuant to the Ajax acquisition and the Energen acquisition.

	Rattler Midstream LP Predecessor Historical		Rattler Midstream LP Pro Forma
	Years Ended December 31,		Year Ended December 31,
	2018	2017	2018
	(in thousands, except per unit data)		
Statement of Operations Data:			
Revenues			
Total revenues..	$184,467	$ 39,295	$ 185,448
Costs and expenses			
Operating expenses	74,438	10,557	74,547
Depreciation, amortization and accretion	25,134	3,486	25,746
Loss on sale of property, plant and equipment	2,577	—	2,577
General and administrative expenses	1,999	1,265	2,108
Total costs and expenses	104,148	15,308	104,978
Income from operations..	80,319	23,987	80,470
Other income (expense)			
Interest expense, net of amount capitalized.....................	—	—	—
Income from equity investment................................	—	1,366	—
Total other income (expense)	—	1,366	—
Net income before income taxes	80,319	25,353	80,470
Provision for income taxes....................................	17,359	4,688	17,392
Net income	$ 62,960	$ 20,665	$ 63,078
Net income per common unit (basic and diluted)................			
Common units...			
Balance Sheet Data (at period end):			
Total property, plant and equipment, net.......................	$561,921	$255,323	$ 859,502
Total assets	604,016	299,605	1,053,596
Member's equity / partners' capital	527,125	292,608	973,362
Statement of Cash Flows Data:			
Net cash provided by operating activities	$173,431	$ 8	
Net cash used in investing activities	164,876	—	
Net cash provided by financing activities	—	—	
Other Data:			
EBITDA(1)	$105,453	$ 28,839	$ 106,216

(1) For our definition of the non-GAAP financial measure of EBITDA and a reconciliation of EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measures."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of the financial condition and results of operations of Rattler LLC, the predecessor of Rattler Midstream LP, or the partnership, in conjunction with the historical audited financial statements as of and for the years ended December 31, 2017 and 2018 and notes of Rattler LLC and the unaudited pro forma financial statements for the partnership included elsewhere in this prospectus. Among other things, the unaudited pro forma financial statements include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections entitled "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements" included elsewhere in this prospectus.

Upon completion of this offering, we will own an approximate 22% controlling managing member interest in Rattler LLC (or an approximate 25% controlling managing member interest if the underwriters exercise in full their option to purchase additional common units), and Diamondback will own, through its ownership of Class B Units, an approximate 78% voting interest in us (or an approximate 75% voting interest in us if the underwriters exercise in full their option to purchase additional common units) and, through its ownership of Rattler LLC Units, an approximate 78% economic, non-voting interest in Rattler LLC (or an approximate 75% economic, non-voting interest in Rattler LLC if the underwriters exercise in full their option to purchase additional common units), and we will consolidate Rattler LLC in our financial statements. Because we will consolidate Rattler LLC, financial results are shown on a 100% basis and are not adjusted to reflect Diamondback's non-controlling interest in Rattler LLC.

Overview

We are a growth-oriented Delaware limited partnership formed in July 2018 by Diamondback to own, operate, develop and acquire midstream infrastructure assets in the Midland and Delaware Basins of the Permian, one of the most prolific oil producing areas in the world. Immediately following this offering, we expect to be the only publicly-traded, pure-play Permian midstream company focused on the Midland and Delaware Basins. We provide crude oil, natural gas and water-related midstream services (including fresh water sourcing and transportation and saltwater gathering and disposal) to Diamondback under long-term, fixed-fee contracts. As of January 1, 2019, the assets Diamondback has contributed to us include a total of 746 miles of pipeline across the Midland and Delaware Basins with a total of approximately 232,000 Bbl/d of crude oil gathering capacity, 2.685 MMBbl/d of permitted SWD capacity, 550,000 Bbl/d of fresh water gathering capacity, 53,500 Mcf/d of natural gas compression capability and 342,000 Mcf/d of natural gas gathering capacity. In addition to the midstream infrastructure assets that Diamondback contributed to us, we own equity interests in two long-haul crude oil pipelines, which, upon completion, will run from the Permian to the Texas Gulf Coast. We are critical to Diamondback's growth plans because we provide a long-term midstream solution to its increasing crude oil, natural gas and water-related services needs through our robust infield gathering systems and SWD capabilities.

Our Business

Our general partner's management team consists of members of the management teams of Diamondback and the general partner of Viper. We will elect to be treated as a corporation for tax purposes because we expect that such treatment will expand the potential investor base for our units and will provide our unitholders with more liquidity and improve, if necessary, our access to capital. Unlike some traditional midstream entity structures, we do not have incentive distribution rights or subordinated units, so the economic interests of our common unitholders and our sponsor are aligned. We believe that our relationship with Diamondback and our common strategic and operational interests differentiate us in the public midstream sector and provide the optimal platform to pursue a balanced plan for future growth that benefits all unitholders equally. Immediately following this offering, we will have no outstanding indebtedness, and we do not plan on accessing the capital markets to fund our current organic growth opportunities.

We are Diamondback's primary provider of midstream gathering and water-related services and are integral to Diamondback's strategy of being a premier, low-cost, high-growth operator that can grow production at industry leading rates within cash flow. We have Dedicated Acreage that spans a total of approximately 423,000 gross acres across all service lines on Diamondback's core leasehold in the Permian (a total of approximately 217,000 gross acres in the Midland Basin and a total of approximately 206,000 gross acres in the Delaware Basin). We entered into commercial agreements with Diamondback that have initial terms ending in 2034. The fees charged under these agreements are based on market prevailing rates at the time of their implementation with annual escalators (subject to potential adjustment by regulators). These fixed-fee contracts, along with Diamondback's strong well economics, extensive horizontal drilling inventory and low-cost operating model, minimize our direct exposure to commodity prices while providing us with stable and predictable cash flow over the long-term. On February 1, 2019, we acquired a 10% equity interest in the EPIC project and on February 15, 2019, we acquired a 10% equity interest in the Gray Oak project. Our total capital commitment with respect to our 10% interest in the EPIC project is currently anticipated to be approximately $117.7 million, which includes the $34.1 million paid as part of the option exercise price. Our total capital commitment with respect to our 10% interest in the Gray Oak project is currently anticipated to be approximately $246.2 million, which includes the $81.3 million paid as part of our acquisition cost for this interest. Once these pipelines are operational, which is anticipated to occur in the second half of 2019, our equity interests in the EPIC and Gray Oak projects are expected to provide us with a steady, oil-weighted cash flow stream. These pipelines will also provide Diamondback with long-term long-haul transportation capacity for a portion of its Delaware and Midland Basin crude oil production.

Diamondback commenced operations in December 2007 with the acquisition of 4,174 net acres in the Midland Basin. By May 2016, through a series of subsequent acquisitions, Diamondback had built a pure play Midland Basin position of approximately 85,000 net acres. In 2016, Diamondback entered the Delaware Basin through two acreage acquisitions totaling 95,499 net acres. In addition, on October 31, 2018, Diamondback acquired 25,493 net acres in the Midland Basin in connection with the Ajax acquisition, and, on November 29, 2018, subsequently acquired approximately 89,000 and 90,000 net acres in the Delaware and Midland Basin, respectively, in connection with the Energen acquisition.

Our midstream operations in the Midland and Delaware Basins were established to service Diamondback's growing production and related need for midstream infrastructure to ensure reliable, low-cost, efficient development and operational flexibility. Our wholly-owned midstream system was built on Diamondback's Delaware Basin acreage. This opportunity complemented Diamondback's strategy to build a sizable and scalable Delaware Basin position with contiguous acreage to create economies of scale, control the value chain on its leasehold, maintain its position as a low-cost Permian operator and avoid the transportation of liquids by truck. Our Delaware Basin midstream infrastructure provides the ability to flow fresh water to the majority of Diamondback's Delaware Basin leasehold, providing Diamondback flexibility related to drilling, completion and production plans throughout the field. We expect Diamondback will continue to be an active driller in the Delaware Basin and will create significant production growth as a result. Additionally, we believe that the quality of Diamondback's underlying acreage will help ensure continued development even with lower commodity prices. As of December 31, 2018, only 345 of Diamondback's approximately 5,407 gross wells in its Delaware Basin drilling inventory had been developed, but our currently existing infrastructure in the Delaware Basin already has enough capacity to provide midstream services for substantially all of Diamondback's currently anticipated development.

Our midstream infrastructure systems have been designed, built and acquired to offer the scale and services to accommodate Diamondback's full field development plan and are expected to directly benefit from Diamondback's proven ability to execute on its operational plan and grow its crude oil and natural gas production. Our assets were recently constructed, require minimal incremental capital expenditures and, as of January 1, 2019, have the ability to transport a total of approximately 232,000 Bbl/d of crude oil, 550,000 Bbl/d of fresh water and 342,000 Mcf/d of natural gas, as well as provide 53,500 Mcf/d of natural gas compression and 2.685 MMBbl/d of SWD. We believe that our status as Diamondback's primary provider of midstream services

How We Evaluate Our Operations

Our management intends to use a variety of financial and operating metrics to analyze our performance. These metrics are significant factors in assessing our operating results and profitability and include: (i) throughput volumes; (ii) EBITDA (as defined below) and (iii) operating expenses.

Throughput Volumes

The amount of revenue we generate primarily depends on the volumes of crude oil, natural gas and water for which we provide midstream services. These volumes are affected primarily by changes in the supply of and demand for crude oil and natural gas in the markets served directly or indirectly by our assets. By performing routine maintenance and monitoring our infrastructure, we are able to minimize service interruptions on our gathering, transportation and disposal systems.

Under our commercial agreements, we provide (i) crude oil gathering, transporting and delivering services, with approximately 150,000 gross dedicated acres, (ii) natural gas gathering compressing, transporting and delivery services, with approximately 90,000 gross dedicated acres and firm capacity for natural gas attributable to such acreage, (iii) produced water gathering, transporting and disposal services, with approximately 423,000 gross dedicated service acres and firm capacity for produced water and flowback water attributable to such acreage, and (iv) fresh water sourcing, transporting and delivering services, with approximately 241,000 gross dedicated service acres. We own equity interests in two long-haul crude oil pipelines under development that will provide firm takeaway for a portion of Diamondback's estimated Delaware and Midland Basin production. These pipelines will provide a total takeaway capacity of approximately 1,500,000 Bbl/d which, with the installation of additional pumps and storage, can be increased to approximately 1,800,000 Bbl/d of crude oil directly to the Texas Gulf Coast with Diamondback's committed volumes representing 200,000 Bbl/d. Please read "Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions" for additional information about our commercial agreements with Diamondback.

Because the production rate of a well declines over time, our ability to provide gathering, compression and disposal services, and to maintain or increase the throughput volumes on our midstream systems, is contingent on our customers continually discovering and producing new volumes of crude oil and natural gas and generating produced water. Because fresh water services are largely dependent on well completion, our ability to provide fresh water services is contingent on our customers drilling and completing new wells. We derive substantially all of our revenue from our commercial agreements with Diamondback, which agreements do not contain minimum volume commitments. Our ability to maintain or increase existing throughput volumes on our midstream systems is impacted by:

- successful drilling activity by our customers on our Dedicated Acreage and our ability to fund the capital costs required to connect our infrastructure assets to new wells;

- our ability to utilize the remaining uncommitted capacity on, or add additional capacity to, our infrastructure assets;

- our ability to manage the level of work-overs and re-completions of wells on existing pad sites to which our infrastructure assets are connected;

- our ability to increase throughput volumes on our infrastructure assets by making outlet connections to existing or new third-party pipelines or other facilities, primarily driven by the anticipated supply of and demand for crude oil, natural gas and water;

- our ability to identify and execute organic expansion projects to capture incremental volumes from Diamondback and third-parties;

- our ability to compete for volumes from successful new wells in the areas in which we operate outside of our Dedicated Acreage; and

Capital Resources and Liquidity

Liquidity and Financing Arrangements

Historically, our sources of liquidity were based on cash flow from operations and funding from Diamondback.

We do not have any commitment from Diamondback or our general partner or any of their respective affiliates to fund our cash flow deficits or provide other direct or indirect financial assistance to us following the closing of this offering. We expect our sources of liquidity following this offering to include cash generated from operations, borrowings under Rattler LLC's new revolving credit facility and, if necessary, the issuance of additional equity or debt securities. We believe that cash generated from these sources will be sufficient to meet our short-term working capital requirements and long-term capital expenditure requirements and to make quarterly cash distributions.

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we will distribute $0.25 per common unit within 60 days after the end of each quarter, beginning with the quarter ending June 30, 2019, subject to applicable law and our obligations under certain contractual agreements. Please read "Cash Distribution Policy and Restrictions on Distributions."

Revolving Credit Facility

Prior to or in connection with the completion of this offering, we intend to enter into a new $600 million revolving credit facility to fund working capital and to finance acquisitions and other capital expenditures. The borrower under the new revolving credit facility will be Rattler LLC and all obligations of the borrower under the new revolving credit facility will be guaranteed by us and all wholly-owned material subsidiaries of Rattler LLC.

We expect that the closing of the new revolving credit facility will be subject to customary closing conditions, including the closing of this offering. The new revolving credit facility will also contain customary affirmative and negative covenants and events of default relating to the borrower, the partnership and their respective subsidiaries. We expect these covenants will include, among other things, limitations on the incurrence of indebtedness and liens, the making of investments, the sale of assets, transactions with affiliates, merging or consolidating with another company and the making of restricted payments. We expect that the new revolving credit facility will also contain specific provisions limiting us and Rattler LLC from engaging in certain business activities and events of default relating to certain changes in control.

Cash Flows

Net cash provided by operating activities, investing activities and financing activities for the years ended 2018 and 2017 were as follows:

	Year Ended December 31,	
	2018	2017
	($ in thousands)	
Net cash provided by operating activities	$ 173,431	$ 8
Net cash used in investing activities	$(164,876)	$ —
Net cash provided by (used in) financing activities	$ —	$ —

For the year ended December 31, 2018 as compared to the year ended December 31, 2017:

Net cash provided by operating activities increased by $173.4 million during the year ended December 31, 2018 compared to the year ended December 31, 2017. The increase was due to significant business growth following asset contributions and the additional buildout of systems. Net cash used in investing activities increased by $164.9 million during the year ended December 31, 2018 compared to the year ended December 31, 2017 due to capital expenditures by Rattler LLC in 2018.

Capital Contributions and Capital Expenditures

The midstream energy business is capital intensive, requiring the maintenance of existing gathering systems and other midstream assets and facilities and the acquisition or construction and development of new gathering systems and other midstream assets and facilities.

For the year ended December 31, 2018, the total capital contributions by Diamondback to our predecessor were $171.2 million, of which $110 million related to Tall Towers, $1.3 million related to a field office, $1.5 million related to land, $32.8 million related to fresh water assets, $18.2 million related to SWD assets, $6.0 million related to fresh water inventory and $1.4 million in additional assets and liabilities, net, related to operations. During this period, Rattler LLC made capital expenditures of $164.9 million, comprised of $114.7 million related to SWD assets, $16.3 million related to crude oil gathering assets, $30.1 million related to natural gas gathering assets, $3.7 million related to fresh water gathering systems and $0.1 million related to land.

For the year ended December 31, 2017, the total capital contributions by Diamondback to our predecessor were $179.2 million, comprised of: $51.5 million of SWD assets; $44.7 million of crude oil gathering assets; $38.4 million of natural gas gathering assets and $23.8 million of fresh water gathering systems, net of accumulated depreciation of $3.2 million; $18.7 million of land; $1.6 million of equity method investments; $0.2 million of asset retirement obligations related to the contributed assets; and $3.5 million in additional assets and liabilities, net, related to operations.

We estimate that total capital expenditures related to midstream assets for the year ending December 31, 2019 will be between $225 million and $250 million. Our estimated capital expenditures do not include our anticipated total capital commitment of approximately $117.7 million for our 10% interest in the EPIC project, which includes the $34.1 million paid as part of the option exercise price, or our anticipated total capital commitment of approximately $246.2 million for our 10% interest in the Gray Oak project, which includes the $81.3 million paid as part of our acquisition cost for this interest.

Off-Balance Sheet Arrangements

None.

Contractual Obligations

As of December 31, 2018, we did not have any material contractual obligations. Our anticipated future capital commitments for the EPIC and Gray Oak projects are expected to be approximately $84.2 million and $132.0 million, respectively. The anticipated future capital commitment for the Gray Oak project excludes the capital contribution of approximately $33.0 million that we will pay during March 2019.

Critical Accounting Policies

Critical accounting policies are those that are important to our financial condition and require management's most difficult, subjective or complex judgments. The amount of assets and liabilities as of the date of the consolidated financial statements, or the amount of revenue and expenses for the reported period, could differ significantly due to changes in these judgments or assumptions. We have evaluated the accounting policies used in the preparation of the accompanying consolidated financial statements of our predecessor and the related notes thereto and believe those policies are reasonable and appropriate.

We apply those accounting policies that we believe best reflect the underlying business and economic events, consistent with GAAP. Our more critical accounting policies include those related to revenue recognition,

BUSINESS

Overview

We are a growth-oriented Delaware limited partnership formed in July 2018 by Diamondback to own, operate, develop and acquire midstream infrastructure assets in the Midland and Delaware Basins of the Permian, one of the most prolific oil producing areas in the world. Immediately following this offering, we expect to be the only publicly-traded, pure-play Permian midstream company focused on the Midland and Delaware Basins. We provide crude oil, natural gas and water-related midstream services (including fresh water sourcing and transportation and saltwater gathering and disposal) to Diamondback under long-term, fixed-fee contracts. As of January 1, 2019, the assets Diamondback has contributed to us include a total of 746 miles of pipeline across the Midland and Delaware Basins with a total of approximately 232,000 Bbl/d of crude oil gathering capacity, 2.685 MMBbl/d of permitted SWD capacity, 550,000 Bbl/d of fresh water gathering capacity, 53,500 Mcf/d of natural gas compression capability and 342,000 Mcf/d of natural gas gathering capacity. In addition to the midstream infrastructure assets that Diamondback contributed to us, we own equity interests in two long-haul crude oil pipelines, which, upon completion, will run from the Permian to the Texas Gulf Coast. We are critical to Diamondback's growth plans because we provide a long-term midstream solution to its increasing crude oil, natural gas and water-related services needs through our robust infield gathering systems and SWD capabilities.

Our general partner's management team consists of members of the management teams of Diamondback and the general partner of Viper. We will elect to be treated as a corporation for tax purposes because we expect that such treatment will expand the potential investor base for our units and will provide our unitholders with more liquidity and improve, if necessary, our access to capital. Unlike some traditional midstream entity structures, we do not have incentive distribution rights or subordinated units, so the economic interests of our common unitholders and our sponsor are aligned. We believe that our relationship with Diamondback and our common strategic and operational interests differentiate us in the public midstream sector and provide the optimal platform to pursue a balanced plan for future growth that benefits all unitholders equally. Immediately following this offering, we will have no outstanding indebtedness, and we do not plan on accessing the capital markets to fund our current organic growth opportunities.

We are Diamondback's primary provider of midstream gathering and water-related services and are integral to Diamondback's strategy of being a premier, low-cost, high-growth operator that can grow production at industry leading rates within cash flow. We have Dedicated Acreage that spans a total of approximately 423,000 gross acres across all service lines on Diamondback's core leasehold in the Permian (a total of approximately 217,000 gross acres in the Midland Basin and a total of approximately 206,000 gross acres in the Delaware Basin). We entered into commercial agreements with Diamondback that have initial terms ending in 2034. The fees charged under these agreements are based on market prevailing rates at the time of their implementation with annual escalators (subject to potential adjustment by regulators). These fixed-fee contracts, along with Diamondback's strong well economics, extensive horizontal drilling inventory and low-cost operating model, minimize our direct exposure to commodity prices while providing us with stable and predictable cash flow over the long-term. On February 1, 2019, we acquired a 10% equity interest in the EPIC project and on February 15, 2019, we acquired a 10% equity interest in the Gray Oak project. Our total capital commitment with respect to our 10% interest in the EPIC project is currently anticipated to be approximately $117.7 million, which includes the $34.1 million paid as part of the option exercise price. Our total capital commitment with respect to our 10% interest in the Gray Oak project is currently anticipated to be approximately $246.2 million, which includes the $81.3 million paid as part of our acquisition cost for this interest. Once these pipelines are operational, which is anticipated to occur in the second half of 2019, our equity interests in the EPIC and Gray Oak projects are expected to provide us with a steady, oil-weighted cash flow stream. These pipelines will also provide Diamondback with long-term long-haul transportation capacity for a portion of its Delaware and Midland Basin crude oil production.

Diamondback commenced operations in December 2007 with the acquisition of 4,174 net acres in the Midland Basin. By May 2016, through a series of subsequent acquisitions, Diamondback had built a pure play water relative to the Midland Basin. To hydraulically fracture a 10,000 foot well, Diamondback currently estimates that approximately 425,000 barrels of water are required in the Midland Basin and approximately 650,000 barrels of water are required in the Delaware Basin. Because hydraulic fracturing relies on substantial volumes of fresh water, we believe our fresh water distribution services will be in high demand as Diamondback proceeds with its full field development plan over the next several years.

The following table provides information regarding our gathering, compression and transportation system as of December 31, 2018 and utilization for the quarter ended December 31, 2018.

Pipeline Infrastructure Assets

(miles)	Delaware Basin	Midland Basin	Permian Total	
Crude oil	58	43	101	
Natural gas	169	—	169	
SWD	197	192	389	
Fresh water	26	61	87	
Total	450	296	746	

(capacity/capability)	Delaware Basin	Midland Basin	Permian Total	Utilization
Crude oil (Bbl/d)	176,000	56,000	232,000	28.1%
Natural gas compression (Mcf/d)	53,500	—	53,500	61.5%
Natural gas pipeline (Mcf/d)	342,000	—	342,000	21.9%
SWD (MMBbl/d)	1.266	1.419	2.685	31.7%
Fresh water (Bbl/d)	120,000	430,000	550,000	60.9%

Investments in long-haul crude oil pipelines

We own a 10% equity interest in the EPIC project, a long-haul crude oil pipeline that, upon completion, will be capable of transporting approximately 600,000 Bbl/d which, with the installation of additional pumps and storage, can be increased to approximately 900,000 Bbl/d from the Permian and the Eagle Ford Shale to Corpus Christi, Texas. This pipeline will provide Diamondback a total takeaway capacity of up to 100,000 Bbl/d.

We also own a 10% equity interest in the Gray Oak project, a long-haul crude oil pipeline that, upon completion, will be capable of transporting 900,000 Bbl/d from the Permian and the Eagle Ford Shale to points along the Texas Gulf Coast, including a marine terminal connection in Corpus Christi, Texas. This pipeline will provide Diamondback a total takeaway capacity of up to 100,000 Bbl/d.

Once these projects are operational, which is anticipated to occur in the second half of 2019, our equity interests in the EPIC and Gray Oak projects are expected to provide us with a steady cash flow stream from oil-weighted long-haul crude oil transportation. These long-haul crude oil pipelines will terminate in the refinery-dense, export-focused Texas Gulf Coast market, allowing Diamondback access to premium Texas Gulf Coast pricing as opposed to discounted local pricing at Midland, Texas, which recently fell to a low of negative $17.90 per barrel differential relative to WTI in August 2018.

Our Competitive Strengths

We have a number of competitive strengths that we believe will help us to successfully execute our business strategies, including:

- *Fundamental, strategic relationship with Diamondback.* We are integral to Diamondback's strategy of remaining a premier, low-cost Permian operator that can grow production at peer leading rates within cash flow. The fundamental role we play in Diamondback's operational success allows us to capitalize on our sponsor's expected Permian production growth and strong track record of accretive acquisitions. We completion, equipment, infrastructure and dividend spending and it has demonstrated the ability to produce strong growth while efficiently deploying capital. We expect to benefit disproportionately as Diamondback accelerates its development of the Delaware Basin. The core location of our assets and the close proximity to other leading E&P operators provide additional opportunities to execute third party contracts for midstream services.

- **Structural and strategic alignment with unitholders.** We are focused on creating differentiated unitholder value and providing strong return on and return of capital to unitholders, which are core founding principles and have been demonstrated by both Diamondback and Viper since their respective initial public offerings. Diamondback and Viper have each shown a commitment to a return of capital through their distributions at Viper and, beginning in 2018, quarterly dividends at Diamondback. Through its ownership of Class B Units in us and its ownership of Rattler LLC Units, Diamondback will be our largest unitholder and at the closing of this offering, will have an approximate 78% ownership interest in us and Rattler LLC (75% if the underwriters exercise in full their option to purchase additional common units), and will own 100% of our general partner. As a result, Diamondback will directly benefit if and to the extent that we grow free cash flow and distributions. Unlike some traditional midstream incentive structures, we do not have incentive distribution rights or subordinated units, which we believe will better align the interests of our unitholders with those of our sponsor. Additionally, we are structured as a partnership that will elect to be treated as a corporation for tax purposes, which we expect will increase stability and create a more liquid trading market for our common units, given our access to a potentially broader unitholder base. We believe that our relationship with Diamondback and resulting alignment of strategic and operational interests is a differentiator in the public midstream sector and provides the optimal platform to pursue a balanced plan for future growth that benefits all unitholders equally.

- **High-margin business that generates significant, predictable free cash flow.** Our revenue is generated as a result of our commercial agreements, which are fee-based and, as of January 1, 2019, include dedications of acreage in the Delaware Basin (a total of approximately 206,000 gross acres) and the Midland Basin (a total of approximately 217,000 gross acres). The fees charged under our commercial agreements are based upon the prevailing market rates at the time of execution with annual escalators (subject to potential adjustment by regulators). We believe our commercial agreements with Diamondback, which have initial terms ending in 2034, provide exposure to Diamondback's leading growth profile with no direct commodity price exposure, thus enhancing the predictability of free cash flow and our performance. The current throughput of our assets relative to Diamondback's total capacity positions us well to increase transported volumes as Diamondback increases production pursuant to its development program. As of December 31, 2018, only 345 of Diamondback's approximately 5,407 gross wells in its Delaware Basin drilling inventory had been developed, providing decades of drilling inventory at current commodity prices that will drive volume growth on our systems. We believe that the operational leverage from increased utilization, along with minimal incremental capital expenditures to meet Diamondback's anticipated volumes, will result in significant long-term free cash flow generation that supports a self-funding model which includes the return of capital to unitholders through a distribution.

- **Financial flexibility and conservative capital structure.** We have a conservative capital structure that we believe will provide us with the financial flexibility to execute our business strategies. Immediately upon completion of this offering, we expect to have no outstanding indebtedness and $750 million of liquidity, including $600 million of available borrowings under Rattler LLC's undrawn revolving credit facility. We believe that our significant liquidity and strong capital structure will allow us to execute our strategy of self-funding capital expenditures and distributions to our unitholders while limiting our reliance on the capital markets.

Our Business Strategies

Our primary objective is to increase unitholder value by executing the following business strategies:

- *Grow by leveraging our strategic relationship with Diamondback and through accretive acquisitions.* Diamondback, with its strong credit profile and well-capitalized balance sheet, including $702 million of liquidity as of December 31, 2018, is well positioned to pursue its growth-oriented upstream development strategy. Our provision of midstream services to Diamondback is an integral component of that strategy and critical to Diamondback's success. Since its initial public offering in 2012, Diamondback has made nine significant acquisitions for a total of nearly $16 billion and expanded its acreage position in the Permian from approximately 51,000 net acres to approximately 461,000 net acres as of December 31, 2018, an increase of over 804%. Diamondback intends to utilize cash from distributions that it receives from Rattler LLC in part to fund its drilling and completion activities and drive additional production growth, which we believe will further support our growth strategy. We expect to grow organically with Diamondback as it increases production on the Dedicated Acreage, participate with Diamondback in acquisitions that contain midstream infrastructure and source additional acreage dedications from Diamondback and third-party producers and/or acquire complementary midstream assets on our own when these opportunities align with our strategic plan and are accretive to unitholders.

- *Serve as the primary provider of midstream services for Diamondback.* We own and operate midstream infrastructure assets that handle the majority of Diamondback's midstream gathering and water-related needs in the Midland and Delaware Basins. Our midstream assets were built or acquired to support Diamondback's multi-year growth with minimal incremental capital expenditures. For the quarter ended December 31, 2018, the average utilization of our crude oil and natural gas gathering systems was 25%. Diamondback has dedicated a total of approximately 423,000 gross acres across all service lines through the Acreage Dedication. Pursuant to this dedication, we will continue to provide (i) fresh water sourcing, transportation and delivery, (ii) saltwater gathering, transportation and disposal, (iii) crude oil gathering, transportation and delivery and (iv) natural gas gathering, compression, transportation and delivery services for Diamondback until 2034, when each agreement will automatically renew on a year-to-year basis unless terminated by either us or Diamondback no later than 60 days prior to the end of the initial term or any subsequent one-year term thereafter. We expect that Diamondback's production, and therefore its need for midstream services, will grow on the Dedicated Acreage from the continual development of its core areas and we intend to utilize this relationship with Diamondback to drive free cash flow growth and the payment of distributions to our unitholders.

- *Focus on free cash flow generation to fund our capital plan, support our distribution policy and maximize unitholder returns.* Our growth will be underpinned by high-margin, stable cash flow as a result of our long-term, fixed-fee contracts with Diamondback. In addition, other than our equity investments for the development of the EPIC and Gray Oak projects, we expect to have low future capital expenditure requirements, which will allow us to self-fund our capital program and make distribution payments to our unitholders. A core component of our strategy is to maximize free cash flow while maintaining low leverage.

- *Emphasize providing midstream services under long-term, fixed-fee contracts to avoid direct commodity price exposure, mitigate volatility and enhance stability of our cash flow.* Our commercial agreements with Diamondback are structured as 15-year, fixed-fee contracts, which mitigates our direct exposure to commodity prices and enhances stability and predictability of our cash flow. We intend to pursue future opportunities that primarily utilize fixed-fee structures to insulate our cash flow from direct commodity price exposure.

Diamondback Energy, Inc.

Diamondback is an independent crude oil and natural gas company focused on the acquisition, development, exploration and exploitation of unconventional, onshore crude oil and natural gas reserves in the Permian in west

Delaware Basin has grown from an average of 0.307 net MBoe/d for the year ended December 31, 2016 to 31.1 net MBoe/d for the year ended December 31, 2018, an increase of 10,022%.

The table below shows Diamondback's Permian drilling activities for the periods presented.

	Year Ended December 31,		
	2016	2017	2018
Midland Basin			
Number of wells completed	62	104	117
Approximate average lateral feet per horizontal well	8,378	9,328	9,394
Production (MBoe/d)	33.6	53.2	77.3
Delaware Basin			
Number of wells completed	—	19	59
Approximate average lateral feet per horizontal well	—	7,306	9,187
Operated production (MBoe/d)	0.3	11.8	31.1
Total Permian (Midland and Delaware Basins)			
Number of wells completed	62	123	176
Approximate average lateral feet per horizontal well	8,378	9,016	9,325
Operated production (MBoe/d)	33.9	64.9	108.4
Viper production (MBoe/d)	6.4	11.0	17.3
Nonoperated / other production (MBoe/d)	2.7	3.3	4.8
Consolidated production (MBoe/d)	43.0	79.2	130.4

Management believes that Diamondback is an operational and cost leader in the Permian with a track record of achieving robust production growth within cash flow and, beginning in 2018, was at the forefront of returning cash to shareholders through dividends. As of December 31, 2018, Diamondback was targeting over 27% annual production growth in 2019 within cash flow and believed its asset base could support growth within cash flow for multiple years at current commodity prices.

In connection with the completion of this offering, we will (i), in exchange for a $1.0 million cash contribution from Diamondback, issue 118,181,819 Class B Units to Diamondback, representing an aggregate 78% voting limited partner interest in us (or an aggregate 75% voting limited partner interest in us if the underwriters exercise in full their option to purchase additional common units), (ii) issue a general partner interest in us to our general partner, in exchange for a $1.0 million cash contribution from our general partner, and (iii) cause Rattler LLC to use a portion of the net proceeds from this offering to make a distribution of approximately $400 million to Diamondback. Diamondback, as the holder of the Class B Units, and the general partner, as the holder of the general partner interest, are entitled to receive cash preferred distributions equal to 8% per annum on the outstanding amount of their respective $1.0 million capital contributions, payable quarterly. Please read "—The Offering," "Use of Proceeds," "Security Ownership of Certain Beneficial Owners and Management," "Certain Relationships and Related Party Transactions—Distributions and Payments to Our General Partner and Its Affiliates," "Risk Factors—Risks Inherent in an Investment in Us" and "Conflicts of Interest and Fiduciary Duties."

Our Acreage Dedication

As of December 31, 2018, Diamondback held approximately 461,000 net acres in the Permian.

Diamondback has exclusively dedicated to us the right to provide certain crude oil, natural gas and water-related midstream services (including fresh water sourcing and transportation and saltwater gathering and disposal) associated with its production on a total of approximately 206,000 gross acres in the Delaware Basin

At the closing of this offering, we intend to grant awards of an aggregate of 2,348,485 phantom units under the long-term incentive plan, including an aggregate of 1,418,181 phantom units, to our executive officers, assuming an offering price at the mid-point of the price range set forth on the cover page of this prospectus, as follows:

Name	Position with Our General Partner	Number of Units
Travis D. Stice	Chief Executive Officer, Director	121,212
Matthew Kaes Van't Hof	President, Director	1,212,121
Teresa L. Dick	Chief Financial Officer, Executive Vice President and Assistant Secretary	60,606
P. Matt Zmigrosky	Executive Vice President, General Counsel and Secretary	24,242

Under the terms of our long-term incentive plan we also have discretion to grant awards to other employees, officers, consultants and directors of our general partner and any of its affiliates, including Diamondback, who perform services for us. At the closing of this offering, we intend to grant awards of an aggregate of 930,304 additional phantom units under the LTIP to other employees. Upon vesting, each phantom unit entitles the recipient to one common unit of the partnership. Subject to accelerated vesting upon certain specified events (e.g., change of control, termination due to death or disability), a fifth of the phantom units will vest each year, and the phantom units will become fully vested phantom units under the graduated vesting schedule on the earlier to occur of the five year anniversary of the date of grant or the occurrence of a change of control or other acceleration event. Awards to our directors and executive officers are expected to provide for distribution equivalent rights that will entitle the holder to receive cash distributions prior to vesting. A $1.00 increase (decrease) in the assumed initial public offering price of $16.50 per common unit would decrease (increase) the aggregate number of phantom units granted to our executive officers and other employees to 2,214,287 (2,500,000).

Long-Term Incentive Plan

To provide incentives to our management and directors following the completion of this offering to continue to grow our business, the board of directors of our general partner intends to adopt a long-term incentive plan, or the LTIP, for employees, officers, consultants and directors of our general partner and any of its affiliates, including Diamondback, who perform services for us. Our general partner intends to implement the LTIP prior to the completion of this offering to provide maximum flexibility with respect to the design of compensatory arrangements for individuals providing services to us; however, at this time, neither we nor our general partner has made any decisions regarding any specific grants under the LTIP in conjunction with this offering or in the near term, other than grants in connection with the appointment of non-employee directors. At the closing of this offering, we intend to grant awards of an aggregate of 2,348,485 phantom units under the LTIP, including an aggregate of 1,418,181 phantom units to our executive officers, assuming an offering price at the mid-point of the price range set forth on the cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $16.50 per common unit would decrease (increase) the aggregate number of phantom units granted to our executive officers and other employees to 2,214,287 (2,500,000).

The description of the LTIP set forth below is a summary of the material features of the LTIP that our general partner intends to adopt. This summary, however, does not purport to be a complete description of all the provisions of the LTIP that will be adopted and represents only the general partner's current expectations regarding the LTIP. This summary is qualified in its entirety by reference to the LTIP, the form of which is filed as an exhibit to this registration statement. The purpose of the LTIP is to provide a means to attract and retain individuals who are essential to our growth and profitability and to encourage them to devote their best efforts to advancing our business by affording such individuals a means to acquire and maintain ownership of awards, the value of which is tied to the performance of our common units. We expect that the LTIP will provide for the grant of unit options, unit appreciation rights, restricted units, unit awards, phantom units, distribution equivalent rights, cash awards, performance awards, other unit-based awards and substitute awards, or, collectively, awards. These awards are intended to align the interests of employees, officers, consultants and directors with those of our common unitholders and to give such individuals the opportunity to share in our long-term performance. Any awards that are made under the LTIP will be approved by the board of directors of our general partner or a committee thereof that may be established for such purpose. We will be responsible for the cost of awards granted under the LTIP.

Administration

The LTIP will be administered by the board of directors of our general partner or an alternative committee appointed by the board of directors of our general partner, which we refer to together as the "plan administrator" for purposes of this summary. The plan administrator will administer the LTIP pursuant to its terms and all applicable state, federal, or other rules or laws. The plan administrator will have the power to determine to whom and when awards will be granted, determine the amount of awards (measured in cash or in shares of our common units), proscribe and interpret the terms and provisions of each award agreement (the terms of which may vary), accelerate the vesting provisions associated with an award, delegate duties under the LTIP and execute all other responsibilities permitted or required under the LTIP. In the event that any committee appointed by the board of directors of our general partner to act as plan administrator is not comprised of "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act, the full board of directors or a subcommittee of two or more non-employee directors will administer all awards granted to individuals that are subject to Section 16 of the Exchange Act.

Securities to be Offered

The maximum aggregate number of common units that may be issued pursuant to any and all awards under the LTIP shall not exceed 15,151,515 common units, subject to adjustment due to recapitalization or reorganization, or related to forfeitures or expiration of awards, as provided under the LTIP.

If any common units subject to any award are not issued or transferred, or cease to be issuable or transferable for any reason, including (but not exclusively) because units are withheld or surrendered in payment of taxes or any exercise or purchase price relating to an award or because an award is forfeited, terminated, expires unexercised, is settled in cash in lieu of common units, or is otherwise terminated without a delivery of units, those common units will again be available for issue, transfer, or exercise pursuant to awards under the LTIP, to the extent allowable by law. Common units to be delivered pursuant to awards under our LTIP may be common units acquired by our general partner in the open market, from any other person, directly from us, or any combination of the foregoing.

Amendment or Termination of Long-Term Incentive Plan

The plan administrator of the LTIP, at its discretion, may terminate the LTIP at any time with respect to the common units for which a grant has not previously been made. The plan administrator of the LTIP also has the right to alter or amend the LTIP or any part of it from time to time or to amend any outstanding award made under the LTIP, provided that no change in any outstanding award may be made that would materially reduce the vested rights or benefits of the participant without the consent of the affected participant or result in additional taxation to the participant under Section 409A of the Internal Revenue Code of 1986, as amended, or the Code.

Awards

Unit Options

We may grant unit options to eligible persons. Unit options are rights to acquire common units at a specified price. The exercise price of each unit option granted under the LTIP will be stated in the unit option agreement and may vary; provided, however, that, the exercise price for an unit option must not be less than the fair market value per common unit as of the date of grant of the unit option. Unit options may be exercised in the manner and at such times as the plan administrator determines for each unit option, unless that unit option is determined to be subject to Section 409A of the Code, in which case the unit option will be subject to any necessary timing

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding the beneficial ownership of our common units following this offering and the other formation transactions by:

- our general partner;
- each of our general partner's directors, director nominees and executive officers; and
- all of our general partner's directors and executive officers as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise noted, the address for each beneficial owner listed below is 500 West Texas Avenue, Suite 1200, Midland, Texas 79701.

The following table does not include any awards granted under the long-term incentive plan in connection with this offering or any units that may be purchased pursuant to our directed unit program. Please read "Executive Compensation and Other Information" and "Underwriting—Directed Unit Program." Percentage of total common units to be beneficially owned after this offering is based on common units outstanding after the completion of this offering and assumes that the Class B Units are common units. The table also assumes that the underwriters' option to purchase additional common units is not exercised.

Name of Beneficial Owner	Common Units to Be Beneficially Owned	Percentage of Common Units To Be Beneficially Owned	Class B Units to Be Beneficially Owned	Percentage of Class B Units to Be Beneficially Owned	Percentage of Total Common Units And Class B Units to Be Beneficially Owned
Diamondback(1)	—	—	118,181,819	100%	78%
Travis D. Stice	—	—	—	—	—
Matthew Kaes Van't Hof	—	—	—	—	—
Teresa L. Dick	—	—	—	—	—
P. Matt Zmigrosky	—	—	—	—	—
Laurie H. Argo	—	—	—	—	—
Arturo Vivar	—	—	—	—	—
Steven E. West	—	—	—	—	—
All directors, director nominees and executive officers as a group (7 persons)	—	—	—	—	—

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(1) Following this offering, Diamondback will hold 118,181,819 Class B Units that will provide Diamondback with an aggregate number of votes on certain matters that may be submitted for a vote of our common unitholders that is equal to the aggregate number of Rattler LLC Units held by Diamondback on the relevant record date. Please read "Prospectus Summary—Ownership and Organizational Structure."

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Following the completion of this offering, Diamondback will own 118,181,819 Class B Units, representing an aggregate 78% limited partner interest (or 113,181,819 Class B Units, representing an aggregate 75% limited partner interest, if the underwriters exercise in full their option to purchase additional common units). In addition, our general partner will own a general partner interest in us.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and liquidation of us. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

Formation Stage

The consideration received by Diamondback and its affiliates for our formation . . . .

- 100% of our general partner interest and
- 100% of our limited partner interests.

Offering Stage

Contributions made by Diamondback and its affiliates . . . .

Diamondback will contribute $1.0 million in cash to us and our general partner will contribute $1.0 million in cash to us in respect of its general partner interest.

The consideration received by Diamondback and its affiliates . . . .

An increase in the number of its Class B Units to 118,181,819 Class B Units (or 113,181,819 Class B Units if the underwriters exercise in full their option to purchase additional common units from us).

We will enter into the services and secondment agreement and the registration rights agreement on the closing of this offering.

Post-IPO Operational Stage

Distributions of cash to Diamondback. . .

At the closing of this offering, Diamondback will own 118,181,819 Rattler LLC Units (approximately 78%) and we will own 33,333,333 Rattler LLC Units (approximately 22%), assuming the underwriters do not exercise their option to purchase additional common units. To the extent that Rattler LLC distributes cash, that cash would be distributed pro rata in respect of all outstanding Rattler LLC Units; accordingly, initially Diamondback would receive approximately 78%, and we would receive approximately 22%, of any cash distributed by Rattler LLC.

We will generally make cash distributions to our common unitholders pro rata. Neither our general partner interest nor our Class B Units will be entitled to participate in distributions made by us, except that (i) our Class B Units will be entitled to quarterly aggregate cash preferred distributions of 8% per annum on the $1.0 million capital

Registration Rights Agreement

We will enter into a registration rights agreement with Diamondback under which Diamondback will be entitled to demand registration rights, including the right to demand that a shelf registration statement be filed, and "piggyback" registration rights, for common units that it owns or acquires, including through the exchange of Diamondback's Class B Units and Rattler LLC Units for our common units in accordance with the exchange agreement.

Equity Contribution Agreement

Prior to this offering, we will enter into an equity contribution agreement with Rattler LLC under which we will contribute all of the net proceeds of this offering to Rattler LLC in exchange for 33,333,333 Rattler LLC Units. Rattler LLC will use the contributed funds to make distributions to Diamondback and for general company purposes.

Fasken Center Agreements

We have entered into a long-term lease agreement with Diamondback for certain office space located within the Fasken Center. Effective January 31, 2018, Diamondback contributed all of its membership interest in Tall Towers, which owns the Fasken Center in Midland, Texas, to Rattler LLC pursuant to the asset contribution agreement. Diamondback is a tenant in the Fasken Center. For the year ended December 31, 2018, we received $2.6 million related to our lease agreement with Diamondback.

Tax Sharing Agreement

In connection with the closing of this offering, Rattler LLC will enter into a tax sharing agreement with Diamondback pursuant to which Rattler LLC will reimburse Diamondback for its share of state and local income and other taxes borne by Diamondback as a result of Rattler LLC's results being included in a combined or consolidated tax return filed by Diamondback with respect to taxable periods including or beginning on the closing date of this offering. The amount of any such reimbursement will be limited to the tax that Rattler LLC would have paid had it not been included in a combined group with Diamondback. Diamondback may use its tax attributes to cause its combined or consolidated group, of which Rattler LLC may be a member for this purpose, to owe no tax. However, Rattler LLC would nevertheless reimburse Diamondback for the tax Rattler LLC would have owed had the attributes not been available or used for its benefit, even though Diamondback had no cash expense for that period.

Procedures for Review, Approval and Ratification of Related Person Transactions

We expect that the board of directors of our general partner will adopt policies for the review, approval and ratification of transactions with related persons. We anticipate the board will adopt a written code of business conduct and ethics, under which a director would be expected to bring to the attention of the chief executive officer or the board any conflict or potential conflict of interest that may arise between the director or any affiliate of the director, on the one hand, and us or our general partner on the other. The resolution of any such conflict or potential conflict should, at the discretion of the board of directors in light of the circumstances, be determined by a majority of the disinterested directors.

If a conflict or potential conflict of interest arises between our general partner or its affiliates, on the one hand, and us or our common unitholders, on the other hand, the resolution of any such conflict or potential conflict should be addressed by the board of directors of our general partner in accordance with the provisions of our partnership agreement. At the discretion of the board of directors in light of the circumstances, the resolution may be determined by the board of directors in its entirety or by a conflicts committee meeting the definitional requirements for such a committee under our partnership agreement.

DESCRIPTION OF OUR UNITS

Common Units and Class B Units

Our common units and Class B Units represent limited partner interests in us. The holders of our common units and Class B Units are entitled to exercise the rights and privileges provided to limited partners under our partnership agreement, but only holders of our common units are entitled to participate in partnership distributions (except to the extent of the cash preferred distributions equal to 8% per annum payable quarterly on the $1.0 million in aggregate capital contributions made to us by Diamondback and our general partner).

For a description of the relative rights and privileges of holders of our common units to partnership distributions, please read "How We Make Distributions." For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read "Our Partnership Agreement." Following the completion of this offering, 33,333,333 common units will be outstanding (or 38,333,333 common units if the underwriters exercise in full their option to purchase additional common units) and 118,181,819 Class B Units will be outstanding (or 113,181,819 Class B Units if the underwriters exercise in full their option to purchase additional common units).

Jury Trial Waiver

Our partnership agreement provides that, to the extent permitted by law, holders of common units waive the right to a jury trial of any claim they may have against us arising out of or relating to the common units or our partnership agreement, including any claim under the U.S. federal securities laws. If we opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable under the facts and circumstances of that case in accordance with applicable case law. See "Risk Factors—Risks Inherent in an Investment in Us—Holders of our common units may not be entitled to a jury trial with respect to claims arising under our partnership agreement, which could result in less favorable outcomes to the plaintiffs in any such action."

Transfer Agent and Registrar

Duties

Computershare Trust Company, N.A. will serve as the transfer agent for the common units and Class B Units. We will pay all fees charged by the transfer agent for transfers of common units and Class B Units, except the following, which must be paid by unitholders:

- surety bond premiums to replace lost or stolen certificates, or to cover taxes and other governmental charges in connection therewith;

- special charges for services requested by a holder of a common unit or Class B Unit; and

- other similar fees or charges.

Unless our general partner determines otherwise in respect of some or all of any classes of our partnership interests, our partnership interests will be evidenced by book-entry notation on our partnership register and not by physical certificates.

There will be no charge to our common unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units and Class B Units

By transfer of our common units in accordance with our partnership agreement, each transferee of common units and Class B Units shall be admitted as a limited partner with respect to the class of units transferred when such transfer and admission are reflected in our books and records. Each transferee:

- represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

- automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

- gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements entered into in connection with our formation and this offering.

Notwithstanding the foregoing, Class B Units can only be transferred to affiliates of Diamondback, and then only together with an equal number of Rattler LLC Units.

A transferee will become a substituted limited partner of our partnership for the transferred units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records from time to time as necessary to accurately reflect the transfers.

We may, at our discretion, treat the nominee holder of a common unit or Class B Unit, as applicable, as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units and Class B Units are securities and are transferable according to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred common units or Class B Units.

Until a common unit or Class B Unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or securities exchange regulations.

Exchange Listing

We have applied for listing of our common units on Nasdaq under the symbol "RTLR." Our Class B Units will not be listed on any securities exchange.

OUR PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. Our partnership agreement is included in this prospectus as Appendix A. We will provide investors and prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

- with regard to distributions of cash, please read "Cash Distribution Policy and Restrictions on Distributions;" and

- with regard to the transfer of common units, please read "Description of Our Units—Transfer of Common Units and Class B Units."

Organization and Duration

We were organized in July 2018 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose, as set forth in our partnership agreement, is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than those relating to the midstream energy business, other than activities relating to the Fasken Center, our general partner currently has no plans to do so and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or our limited partners. Our general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under "—Limited Liability."

Voting Rights

The following is a summary of the unitholder vote required for approval of the matters specified below. Matters that call for the approval of a "unit majority" require the approval of a majority of the outstanding common units and the Class B Units, voting together as a single class.

Following the completion of this offering, Diamondback will have the ability to ensure passage of, as well as the ability to ensure the defeat of, any amendment which requires a unit majority by virtue of its approximately 78% ownership of our common units and Class B Units (or approximately 75% ownership of our common units and Class B Units if the underwriters exercise in full their option to purchase additional common units).

In voting their common units or Class B Units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners. The holders of a majority of the common units and Class B Units (including common units or Class B Units deemed owned by our general partner) represented in person or by proxy shall constitute a quorum at a meeting of such unitholders, unless any such action requires approval by holders of a greater percentage of such units in which case the quorum shall be such greater percentage.

The following is a summary of the vote requirements specified for certain matters under our partnership agreement.

Issuance of additional units . . . .   No approval right.

Amendment of the partnership agreement . . . .   Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read "—Amendment of the Partnership Agreement."

Merger of our partnership or the sale of all or substantially all of our assets . . .   Unit majority in certain circumstances. Please read "—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets."

Dissolution of our partnership . . . .   Unit majority. Please read "—Dissolution."

Continuation of our business upon dissolution . . . .   Unit majority. Please read "—Dissolution."

Withdrawal of our general partner . . . . . .   Under most circumstances, the approval of a unit majority, excluding units held by our general partner and its affiliates, if any, is required for the withdrawal of our general partner prior to June 23, 2024 in a manner that would cause a dissolution of our partnership. Please read "—Withdrawal or Removal of Our General Partner."

Removal of our general partner . . . .   Not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates. Please read "—Withdrawal or Removal of Our General Partner."

Transfer of our general partner interest . . . .   No approval right. Please read "—Transfer of General Partner Interest."

Transfer of ownership interests in our general partner . . . .   No approval right. Please read "—Transfer of Ownership Interests in the General Partner."

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific prior approval of our general partner.

Class B Units

Following the completion of this offering, Diamondback will hold the same number of Class B Units and Rattler LLC Units. Each Class B Unit is entitled to one vote on matters that are submitted to our holders of Class B Units for a vote. If at any time Diamondback or any other record holder of one or more Class B Units does not hold an equal number of Class B Units and Rattler LLC Units, we will issue additional Class B Units to such holder or cancel Class B Units held by such holder, as applicable, such that the number of Class B Units

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Following the completion of this offering, Diamondback will own no common units and an aggregate of 118,181,819 Class B Units, representing an aggregate 78% limited partner interest (or no common units and 113,181,819 Class B Units, representing an aggregate 75% limited partner interest, if the underwriters exercise in full their option to purchase additional common units).

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

- a change in our name, the location of our principal place of business, our registered agent or our registered office;

- the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

- a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state;

- a change in our fiscal year or taxable year and related changes;

- an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or Diamondback or their directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

- an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or the right to acquire partnership interests;

- any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

- an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

- any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

- merger or conveyance pursuant to our partnership agreement; or

- any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement, without the approval of any limited partner, if our general partner determines that those amendments:

- do not adversely affect the limited partners (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;

- are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read "—Dissolution."

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a unit majority. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner's removal. Following the completion of this offering, an affiliate of our general partner will own approximately 78% of our outstanding units.

In the event of the removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partner interest will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph. In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates.

Transfer of General Partner Interest

At any time, our general partner may transfer all or any of its general partner interest to another person without the approval of any unitholder. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability.

Transfer of Ownership Interests in the General Partner

At any time, the owner of our general partner may sell or transfer all or part of its ownership interests in our general partner to an affiliate or third party without the approval of our common unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Rattler Midstream GP LLC as our general partner or from otherwise changing our

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated   , we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are acting as representatives, the following respective numbers of common units:

Underwriters	Number of Common Units
Credit Suisse Securities (USA) LLC	
Merrill Lynch, Pierce, Fenner & Smith Incorporated	
J.P. Morgan Securities LLC	
Barclays Capital Inc.	
Citigroup Global Markets Inc.	
Goldman Sachs & Co. LLC	
Wells Fargo Securities, LLC.	
Capital One Securities, Inc..	
Scotia Capital (USA) Inc.	
SunTrust Robinson Humphrey, Inc.	
UBS Securities LLC	
Evercore Group L.L.C.	
Morgan Stanley & Co. LLC	
RBC Capital Markets, LLC.	
Piper Jaffray & Co..	
Tudor, Pickering, Holt & Co. Securities, Inc.	
Raymond James & Associates, Inc..	
Seaport Global Securities LLC.	
Northland Securities, Inc.	
PNC Capital Markets LLC	
TD Securities (USA) LLC.	
Total	33,333,333

The underwriting agreement provides that the underwriters are obligated, severally and not jointly, to purchase all the common units in the offering if any are purchased, other than those common units covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. Sales of common units outside of the United States may be made by affiliates of the underwriters.

We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 5,000,000 additional common units at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common units. If any common units are purchased with this option, the underwriters will purchase such common units in approximately the same proportion as shown in the table above.

The underwriters propose to offer the common units initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $ per common unit.

The underwriters and selling group members may allow a discount of $ per common units on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Common Unit		Total	
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us.	$	$	$	$

We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $20,000.

We, our general partner, Rattler LLC, Energen Resources Corporation (an indirect wholly-owned subsidiary of Diamondback), Diamondback and the directors and executive officers of our general partner have agreed that, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly, without the prior written consent of Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any common units, Class B Units (including, without limitation, common units and Class B Units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and common units and Class B Units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units or Class B Units (other than common units offered hereby, common units issued pursuant to employee benefit plans, qualified option plans or other employee compensation plans existing on the date of this prospectus, the Class B Units and Rattler LLC Units issued to Diamondback and Energen Resources Corporation pursuant to our partnership agreement, and any exchange or redemption at any time or from time to time of any Class B Units and Rattler LLC Units held by Diamondback or Energen Resources Corporation for common units), or sell or grant options, rights or warrants with respect to any common units or securities convertible into or exchangeable for common units, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of common units or Class B Units, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common units, Class B Units or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units, Class B Units or securities convertible into or exercisable or exchangeable for common units, Class B Units or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing.

These lock-up restrictions are subject to certain specific exceptions, including, in the case of Energen Resources Corporation, Diamondback and the executive officers and directors of our general partner, (i) transactions relating to our common units or other securities acquired in the open market after the completion of this offering, (ii) transfers of common units as bona fide gifts, sales or other dispositions of any class of our units made exclusively between or among the holder and such holder's immediate family members or affiliates, including partners or limited liability company members, provided that the recipient of the units agrees to be bound by the same restrictions on transfers and other dispositions as the holder, no public filing is or will be required or voluntarily made during the term of the lock-up in connection with such transfer, sale of other disposition and Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are notified of such proposed transfer or disposition at least two business days in advance thereof, (iii) the exercise of warrants or options granted pursuant to our option or incentive plans or otherwise outstanding on the date hereof, in each case as described herein, and (iv) any transfer by the holder of our common units, Class B Units or Rattler LLC Units to an affiliate of the holder.

Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, in their sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common units and other securities from lock-up agreements, Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC will consider, among other factors, the holder's reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time.

The underwriters have reserved for sale at the initial public offering price up to 5% of the common units being offered by this prospectus for sale to the directors, director nominees and executive officers of our general partner who have expressed an interest in purchasing common units in the offering. If purchased by these persons, these common units will be subject to a 180-day lock-up restriction. The number of common units available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved common units. Any reserved common units not so purchased will be offered by the underwriters to the general public on the same terms as the other common units.

We have applied to list the common units on Nasdaq, under the symbol "RTLR." In connection with the listing of the common units on Nasdaq, the underwriters will undertake to sell round lots of 100 common units or more to a minimum of 450 beneficial owners.

Prior to this offering, there has been no public market for our common units. The initial public offering price was determined by negotiations among us and the representatives and will not necessarily reflect the market price of the common units following this offering. The principal factors that were considered in determining the initial public offering price included:

- the information presented in this prospectus and otherwise available to the underwriters;

- the history of, and prospects for, the industry in which we will compete;

- the ability of our management;

- the prospects for our future earnings;

- the present state of our development, results of operations and our current financial condition;

- the general condition of the securities markets at the time of this offering; and

- the recent market prices of, and the demand for, publicly traded common units of generally comparable companies.

We cannot assure you that the initial public offering price will correspond to the price at which the common units will trade in the public market subsequent to this offering or that an active trading market for the common units will develop and continue after this offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

- Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

- Over-allotment involves sales by the underwriters of common units in excess of the number of common units the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of common units over-allotted by the underwriters is not greater than the number of common units that they may purchase in the over-allotment option. In a naked short position, the number of common units involved is greater than the number of common units in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing common units in the open market.

- Syndicate covering transactions involve purchases of common units in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the over-allotment option. If the underwriters sell more common units than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

- Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

- In passive market making, market makers in the common units who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common units until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result the price of our common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on Nasdaq or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of common units to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Directed Unit Program

At our request, the underwriters have reserved up to 5% of the common units being offered by this prospectus (excluding the common units that may be issued upon the underwriters' exercise of their option to purchase additional common units) for sale at the initial public offering price to persons who are directors, officers or employees of our general partner and its affiliates and certain other persons associated with us, as designated by us, by Merrill Lynch, Pierce, Fenner & Smith Incorporated through a directed unit program. The number of common units available for sale to the general public will be reduced by the number of directed units purchased by participants in the program. Except for certain of the officers and directors of our general partner who have entered into lock-up agreements, each person buying common units through the directed unit program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, sell, transfer, assign, pledge or hypothecate any common units with respect to units purchased in the program. For certain officers and directors of our general partner purchasing common units through the directed unit program, the lock-up agreements described above shall govern with respect to their purchases. Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors of our general

195

RATTLER MIDSTREAM LP
PRO FORMA COMBINED FINANCIAL STATEMENTS

Introduction

Set forth below are the unaudited pro forma combined balance sheet as of December 31, 2018 and the unaudited pro forma combined statements of operations for the year ended December 31, 2018 (together with the notes to the unaudited pro forma combined financial statements, the "pro forma financial statements") of Rattler Midstream LP (the "Partnership"). The unaudited pro forma combined financial statements, prepared in connection with the initial public offering (the "Offering") of common units representing limited partner interests in the Partnership, have been derived from the historical consolidated financial statements of Rattler Midstream Operating LLC ("Rattler LLC"), the accounting predecessor of the Partnership formed by Diamondback Energy, Inc. ("Diamondback") to, among other things, provide midstream services to Diamondback, and Fasken Midland LLC ("Fasken Midland"), the entity from which Diamondback, through its wholly-owned subsidiary Tall City Towers LLC ("Tall Towers"), acquired on January 31, 2018 and contributed to Rattler LLC effective January 31, 2018, certain real property and related assets in Midland, Texas (the "Fasken Center") for a purchase price of approximately $110.0 million, which are included elsewhere in this prospectus.

The unaudited pro forma adjustments are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The notes to the unaudited pro forma combined financial statements provide a more detailed discussion of how such adjustments were derived and presented in the unaudited pro forma financial information. The unaudited pro forma financial information should be read in conjunction with "Capitalization," "Use of Proceeds," "Selected Historical and Pro Forma Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the "Unaudited Condensed Consolidated Financial Statements" of Rattler LLC, which include Tall Towers from the date of contribution on January 31, 2018, the "Financial Statements" of Rattler LLC and the "Statement of Revenues and Certain Expenses" of Fasken Midland.

The unaudited pro forma financial information has been prepared to reflect adjustments to Rattler LLC's historical financial information that are (i) directly attributable to the Offering and (ii) factually supportable, and with respect to the unaudited pro forma combined statement of operations, expected to have a continuing impact on the Partnership's results.

These transactions reflected in the accompanying pro forma combined financial statements include:

- the contribution to the Partnership by Diamondback in relation to the Class B Units of $1.0 million in cash;

- the contribution to the Partnership by the Partnership's general partner in relation to its general partner interest of $1.0 million in cash;

- issuance of 118,181,819 Class B Units to Diamondback and the issuance by Rattler LLC of an equal number of Rattler LLC Units to Diamondback;

- the Partnership's issuance of 33,333,333 common units pursuant to this offering in exchange for net proceeds of approximately $516 million;

- the Partnership's contribution of all of the net proceeds from the Offering to Rattler LLC in return for a number of Rattler LLC Units equal to the number of common units issued;

- Rattler LLC's distribution of a portion of those net proceeds to Diamondback and retention of a portion of the net proceeds for general company purposes, including to fund future capital expenditures;

- Rattler LLC's entrance into a new $600 million revolving credit facility;

RATTLER MIDSTREAM LP

PRO FORMA COMBINED BALANCE SHEET

	As of December 31, 2018		
	Rattler LLC Historical	Pro Forma Adjustments	Pro Forma Partnership
		(in thousands)	
Assets			
Current assets:			
Cash	$ 8,563	$ 151,999(b)	$ 160,562
Accounts receivable—related party	18,274	—	18,274
Accounts receivable—third party	1,849	—	1,849
Fresh water inventory	9,200	—	9,200
Other current assets	4,209	—	4,209
Total current assets	42,095	151,999	194,094
Property, plant and equipment:			
Land	70,373	—	70,373
Property, plant and equipment	415,888	297,581(f)	713,469
Accumulated depreciation	(28,317)		(28,317)
Property, plant and equipment, net	457,944	297,581	755,525
Real estate assets, net.	93,023	—	93,023
Intangible lease assets, net	10,954	—	10,954
Total assets	$604,016	449,500	1,053,596
Liabilities and Member's Equity			
Current liabilities:			
Accounts payable.	$ 100	$ —	$ 100
Accrued liabilities	51,804	—	51,804
Taxes payable.	11,514	—	11,514
Total current liabilities	63,418	—	63,418
Asset retirement obligations.	561	3,343(f)	3,904
Deferred income taxes.	12,912	—	12,912
Total liabilities	76,891	3,343	80,234
Member's equity / partners' capital:			
Member's equity—Diamondback	527,125	(527,125)(c)	—
Unitholders—Diamondback	—	1,000(c)	1,000
Unitholders—public	—	515,886(c)	515,886
General partner—Diamondback	—	1,000(c)	1,000
Non-controlling interest—Diamondback	—	455,476(c),(d)	455,476
Total member's equity / partners' capital	527,125	446,237	973,362
Total liabilities and member's equity	$604,016	449,580	1,053,596

The accompanying notes are an integral part of these unaudited pro forma financial statements.

RATTLER MIDSTREAM LP

PRO FORMA COMBINED STATEMENT OF OPERATIONS

	Year Ended December 31, 2018 Rattler LLC Historical	For Period from January 1 to 31, 2018 Fasken Midland Historical	Year Ended December 31, 2018 Pro Forma Adjustments	Year Ended December 31, 2018 Pro Forma Partnership
		(in thousands)		
Revenues:				
Revenues—related party	$169,396	$—	$ —	$169,396
Revenues—third party	3,292	—	—	3,292
Rental income—related party.................	2,383	157	—	2,540
Rental income—third party...................	8,125	730	—	8,855
Other real estate income—related party	228	94	—	322
Other real estate income—third party	1,043	—	—	1,043
Total revenues.........................	184,467	981	—	185,448
Costs and expenses:				
Direct operating expenses	33,714	—	—	33,714
Costs of goods sold (exclusive of depreciation and amortization shown below)..............	38,852	—	—	38,852
Real estate operating expenses	1,872	109	—	1,981
Depreciation, amortization and accretion........	25,134	—	612(a)	25,746
Loss on sale of property, plant and equipment ...	2,577	—	—	2,577
General and administrative expenses	1,999	109	—	2,108
Total costs and expenses.................	104,148	218	612	104,978
Income (loss) from operations	80,319	763	(612)	80,470
Net income (loss) before income taxes	80,319	763	(612)	80,470
Provision for (benefit from) income taxes	17,359	170	(137)(e)	17,392
Net income (loss)	$ 62,960	$593	$(475)	$ 63,078
Net income (loss) attributable to non-controlling interest				$ 49,200(d)
Net income (loss) attributable to Rattler Midstream LP				$ 13,877
General partner's interest in net income attributable to Rattler Midstream LP............				—
Limited partners' interest in net income attributable to Rattler Midstream LP.......................				$ 63,077
Common units outstanding representing limited partner interests				33,333
Net income per common unit outstanding representing limited partner interests (basic and diluted)				$ 0.42
Pro forma weighted average number of common units outstanding representing limited partner interests				33,333

The accompanying notes are an integral part of these unaudited pro forma financial statements.

RATTLER MIDSTREAM LP

NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The unaudited pro forma financial statements have been derived from the audited consolidated financial statements of our accounting predecessor, Rattler LLC, and statement of revenues and certain expenses of Fasken Midland. The historical financial statements of Rattler LLC and statement of revenues and certain expenses of Fasken Midland are set forth elsewhere in this prospectus, and the unaudited pro forma financial statements for the Partnership should be read in conjunction with, and are qualified in their entirety by reference to, such historical financial statements and the related notes contained therein. The pro forma adjustments are based upon currently available information and certain estimates and assumptions, and actual results may differ from the pro forma adjustments. However, management believes that these estimates and assumptions provide a reasonable basis for presenting the significant effects of the contemplated transactions and that the pro forma adjustments are factually supportable and give appropriate effect to those estimates and assumptions.

The unaudited pro forma financial statements may not be indicative of the results that actually would have occurred if the Partnership had assumed the operations of Rattler LLC on the dates indicated, or the results that will be obtained in the future.

2. PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

For purposes of the unaudited pro forma combined balance sheet, it is assumed that the transactions took place on January 1, 2018. For purposes of the unaudited pro forma combined statements of operations, it is assumed that the transactions took place on January 1, 2018. The adjustments are based on currently available information and certain estimates and assumptions and therefore the actual effects of those transactions will differ from the pro forma adjustments. A general description of these transactions and adjustments is provided as follows:

(a) Adjustments to reflect additional depreciation, amortization and accretion expense that would have been recorded with respect to the Fasken Center and the first quarter of 2019 asset drop-down from Diamondback of additional midstream assets acquired as part of the acquisitions of Ajax Resources, LLC and Energen Corporation completed by Diamondback in the fourth quarter of 2018, such assets to be operated, effective January 1, 2019, had such transactions occurred on January 1, 2018.

(b) Reflects the net adjustments to cash and cash equivalents, as follows (in thousands):

Gross proceeds from the offering	$ 550,000
Underwriters' discount and fees	(30,250)
Expenses and costs of the offering	(3,865)
Contribution from Diamondback in relation to the Class B Units	1,000
Contribution by our general partner in relation to its general partner interest	1,000
Distribution of net proceeds from this offering to Diamondback	(365,885)
Cash pro forma adjustment	$ 152,000

(c) The table below summarizes the pro forma adjustments to member's equity / partners' capital based on our expected partnership capital allocated in connection with the offering.

	(In thousands)
Member's equity—Diamondback	$ 821,363
Proceeds from sale of common units	550,000
Underwriters' discounts and fees	(30,250)
Contribution from Diamondback in relation to the Class B Units	1,000
Contribution by our general partner in relation to its general partner interest	1,000
Expenses and costs of the offering	(3,865)
Distribution to Diamondback.	(365,885)
Pro forma capitalization	$ 973,362
Allocation of pro forma capitalization:	
Common unitholders—public.	$ 515,886
Class B Units—Diamondback	1,000
General partner—Diamondback.	1,000
Non-controlling interest—Diamondback	455,476
Pro forma capitalization	$ 973,362

(d) Reflects the non-controlling interests in net income attributable to Diamondback.

(e) Income tax expense includes U.S. federal and state taxes on operations, as applicable. Rattler LLC is a flow-through entity for U.S. federal tax purposes and all tax attributes flow through to its members, Diamondback and the Partnership. Even though the Partnership is organized as a limited partnership under state law, it will be treated as a corporation for U.S. federal income tax purposes and will be subject to U.S. federal and state income tax at regular corporate rates. Rattler LLC's net income in the pro forma combined statements of operations above reflect provisions for income taxes as if it had been a corporation.

(f) Reflects the first quarter of 2019 drop-down from Diamondback of additional midstream assets acquired as part of the acquisitions of Ajax Resources, LLC and Energen Corporation completed by Diamondback in the fourth quarter of 2018.

RATTLER MIDSTREAM OPERATING LLC

CONSOLIDATED BALANCE SHEETS

	Unaudited Supplemental Pro Forma		
	As of December 31,		
	2018	2018	2017
	(In thousands)		
Assets			
Current assets:			
Cash	$ 8,563	$ 8,563	$ 8
Accounts receivable—related party	18,274	18,274	35,899
Accounts receivable—third party	1,849	1,849	—
Fresh water inventory	9,200	9,200	—
Other current assets	4,209	4,209	—
Total current assets	42,095	42,095	35,907
Equity method investment	—	—	7,903
Property, plant and equipment:			
Land	70,373	70,373	68,788
Property, plant and equipment	415,888	415,888	191,523
Accumulated depreciation	(28,317)	(28,317)	(4,988)
Property, plant and equipment, net	457,944	457,944	255,323
Real estate assets, net	93,023	93,023	—
Intangible lease assets, net	10,954	10,954	—
Other assets	—	—	472
Total assets	$604,016	$604,016	$299,605
Liabilities and Member's Equity			
Current liabilities:			
Accounts payable	$ 100	$ 100	$ 1,685
Accrued liabilities	51,804	51,804	458
Taxes payable	11,514	11,514	—
Due to affiliate	365,885	—	—
Total current liabilities	431,302	63,418	2,143
Asset retirement obligations	561	561	383
Deferred income taxes	12,912	12,912	4,471
Total liabilities	442,776	76,891	6,997
Commitment and contingencies			
Member's equity:			
Diamondback	161,240	527,125	292,608
Total member's equity	161,240	527,125	292,608
Total liabilities and member's equity	$604,016	$604,016	$299,605

The accompanying notes are an integral part of these financial statements.

Supplemental Pro Forma Information (Unaudited)

Staff Accounting Bulletin Topic 1:B.3 requires that certain distributions to owners prior to or concurrent with an initial public offering be considered as distributions in contemplation of that offering. Upon completion of the proposed initial public offering of Rattler LLC's parent entity (the "Partnership"), Rattler LLC intends to distribute approximately $366 million to Diamondback and retain the balance of the net proceeds for general company purposes, including to fund future capital expenditures. The supplemental pro forma balance sheet as of December 31, 2018 gives pro forma effect to this assumed distribution as though it had been declared and was payable as of that date.

Use of Estimates

Certain amounts included in or affecting the condensed consolidated financial statements and related notes must be estimated by management, requiring certain assumptions to be made with respect to values or conditions that cannot be known with certainty at the time the condensed consolidated financial statements are prepared. These estimates and assumptions affect the amounts Rattler LLC reports for assets and liabilities and Rattler LLC's disclosure of contingent assets and liabilities at the date of the financial statements.

Management evaluates these estimates on an ongoing basis, using historical experience, consultation with experts and other methods they consider reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from management's estimates. Any effects on Rattler LLC's business, financial position, results of operations or cash flows resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known. Significant items subject to such estimates and assumptions include, but are not limited to (i) revenue accruals, (ii) valuation of fresh water inventory, (iii) fair value of long-lived assets, including intangible lease assets, provision for income taxes, and (iv) asset retirement obligations ("ARO").

Cash

Cash represents unrestricted cash maintained in bank deposit accounts.

Accounts Receivable—Related Party

Accounts receivable—related party consist of receivables from Diamondback, or one of its affiliates. The receivable balance represents operating income less certain cash payments for the year ended December 31, 2018. Substantially all operating income was not settled with Diamondback historically. The monthly settlement of these amounts began in the second quarter of 2018. Management provides an allowance for doubtful receivables equal to the estimated uncollectible amounts. No allowance was deemed necessary at December 31, 2018.

Equity Method Investment

An investment in an investee over which Rattler LLC exercises significant influence but does not control is accounted for using the equity method. Under the equity method, Rattler LLC's share of the investee's earnings or loss is recognized in the statement of operations. Rattler LLC reviews its investment to determine if a loss in value which is other than a temporary decline has occurred. If such a loss has occurred, Rattler LLC would recognize an impairment provision. No impairments were recorded for Rattler LLC's equity method investment for the year ended December 31, 2018. As of December 31, 2018 no equity method investments were held by Rattler LLC.

such redemption, repurchase or acquisition of Partnership Common Units, the Company shall redeem a number of Units held by the Managing Member equal to the number of Partnership Common Units so redeemed, repurchased or acquired, such redemption, repurchase or acquisition to be upon the same terms and for the same price per Unit as such Partnership Common Units that are redeemed, repurchased or acquired.

Section 5.7 *Issuance of Partnership Class B Units*. In the event that the Company issues Units to, or cancels Units held by, any Person other than the Managing Member, the Managing Member shall issue Partnership Class B Units to such Person or cancel Partnership Class B Units held by such Person, as applicable, such that the number of Partnership Class B Units held by such Person is equal to the number of Units held by such Person.

Section 5.8 *Fully Paid and Non-Assessable Nature of Units*. All Units issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Units in the Company, except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware Act.

ARTICLE VI
ALLOCATIONS AND DISTRIBUTIONS

Section 6.1 *Allocations for Capital Account Purposes*. For purposes of maintaining the Capital Accounts and in determining the rights of the Members among themselves, the Company's items of income, gain, loss, deduction, and amount realized (computed in accordance with Section 5.3(b)) for each taxable period shall be allocated among the Members.

(a) Net Income and Net Losses. After giving effect to the special allocations set forth in Section 6.1(b) and the Capital Account adjustments pursuant to Section 6.1(c)(ii), Net Income and Net Losses for each taxable period and all items of income, gain, loss, and deduction for such taxable period shall be allocated to the Members, Pro Rata.

(b) Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period in the following order:

(i) Company Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Company Minimum Gain during any Company taxable period, each Member shall be allocated items of Company income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulations Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(b), each Member's Adjusted Capital Account balance shall be determined, and the allocation of income and gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(b) with respect to such taxable period (other than an allocation pursuant to Section 6.1(b)(vi) and Section 6.1(b)(vii)). This Section 6.1(b)(i) is intended to comply with the Company Minimum Gain chargeback requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Chargeback of Member Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(b)(i)), except as provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Company taxable period, any Member with a share of Member Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Company income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(b), each Member's Adjusted Capital Account balance shall be determined, and the allocation of income and gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(b) with respect to such taxable period (other than an allocation pursuant to Section 6.1(b)(i), Section 6.1(b)(vi) and Section 6.1(b)(vii)). This Section 6.1(b)(ii) is



Rattler Midstream LP

33,333,333 Common Units

Representing Limited Partner Interests

PROSPECTUS

, 2019

Joint Book-Running Managers

Credit Suisse **BofA Merrill Lynch** **J.P. Morgan**

Barclays **Citigroup**

Goldman Sachs & Co. LLC **Wells Fargo Securities**

Senior Co-Managers

Capital One Securities **Scotia Howard Weil**

SunTrust Robinson Humphrey **UBS Investment Bank**

Co-Managers

Evercore ISI **Morgan Stanley** **RBC Capital Markets**

Simmons Energy | A Division of Piper Jaffray℠ **Tudor, Pickering, Holt & Co.**

Raymond James **Seaport Global Securities** **Northland Capital Markets**

PNC Capital Markets LLC **TD Securities**

Through and including , 2019 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, the amounts set forth below are estimates.

SEC registration fee	$ 83,628
FINRA filing fee	104,000
Nasdaq listing fee	150,000
Printing and engraving expenses	500,000
Fees and expenses of legal counsel	2,500,000
Accounting fees and expenses	500,000
Transfer agent and registrar fees	2,000
Miscellaneous	25,000
Total	$3,864,628

Item 14. Indemnification of Directors and Officers

The section of the prospectus entitled "Our Partnership Agreement—Indemnification" discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to the underwriting agreement to be filed as an exhibit to this registration statement in which Rattler Midstream LP and certain of its affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever. Diamondback will purchase insurance covering the general partner's officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries.

Item 15. Recent Sales of Unregistered Securities

In July 2018, in connection with the formation of the partnership, Rattler Midstream LP issued to Rattler Midstream GP LLC a general partner interest in the partnership for no consideration and Rattler Midstream LP issued to Diamondback Energy, Inc. one Class B Unit for $100 and one common unit in the partnership in offerings exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits: The list of exhibits preceding the signature page of this registration statement is incorporated herein by reference.

(b) Financial Statement Schedules. See page F-1 for an index to the financial statements and schedules included in the registration statement.

EXHIBIT INDEX

Exhibit number	Description
1.1**	Form of Underwriting Agreement (including form of Lock-Up Agreement)
2.1**+	Amended and Restated Contribution Agreement among Diamondback Energy, Inc., Diamondback E&P LLC, Diamondback O&G LLC and Rattler Midstream Operating LLC (formerly Rattler Midstream LLC), dated as of July 31, 2018
2.2**+	Contribution Agreement among Diamondback Energy, Inc., Diamondback E&P LLC, Energen Resources Corporation, Rattler Midstream Operating LLC and Tall City Towers LLC, effective as of January 1, 2019
3.1**	Certificate of Limited Partnership of Rattler Midstream LP (formerly Rattler Midstream Partners LP)
3.2**	Certificate of Amendment to the Certificate of Formation of Rattler Midstream LP (formerly Rattler Midstream Partners LP)
3.3	Form of First Amended and Restated Agreement of Limited Partnership of Rattler Midstream LP (included as Appendix A in the prospectus included in this Registration Statement)
3.4**	Certificate of Formation of Rattler Midstream Operating LLC (formerly White Fang Energy LLC) (previously filed as Exhibit 3.3)
3.5**	Certificate of Amendment to the Certificate of Formation of Rattler Midstream Operating LLC (formerly White Fang Energy LLC) (previously filed as Exhibit 3.4)
3.6**	Certificate of Amendment to the Certificate of Formation of Rattler Midstream Operating LLC (formerly Rattler Midstream LLC)
3.7	Form of Second Amended and Restated Limited Liability Company Agreement of Rattler Midstream Operating LLC (included as Appendix B in the prospectus included in this Registration Statement)
3.8**	Certificate of Formation of Rattler Midstream GP LLC (previously filed as Exhibit 3.6)
3.9**	Form of First Amended and Restated Limited Liability Company Agreement of Rattler Midstream GP LLC
5.1	Opinion of Akin Gump Strauss Hauer & Feld LLP as to the legality of the securities being registered
10.1**#	Form of Rattler Midstream LP 2018 Long-Term Incentive Plan
10.2**	Form of Services and Secondment Agreement
10.3**	Form of Rattler LLC Credit Agreement
10.4**†	Gas Gathering and Compression Agreement by and between Diamondback E&P LLC and Rattler Midstream Operating LLC (formerly Rattler Midstream LLC), effective as of January 1, 2018
10.5**†	First Amendment to Gas Gathering and Compression Agreement by and between Diamondback E&P LLC and Rattler Midstream Operating LLC (formerly Rattler Midstream LLC), effective as of September 5, 2018
10.6**†	Amended and Restated Crude Oil Gathering Agreement by and between Diamondback E&P LLC and Rattler Midstream Operating LLC (formerly Rattler Midstream LLC), effective as of January 1, 2018
10.7**†	Amended and Restated Produced and Flowback Water Gathering and Disposal Agreement by and between Diamondback E&P LLC and Rattler Midstream Operating LLC (formerly Rattler Midstream LLC), effective as of January 1, 2018
10.8**†	Freshwater Purchase and Services Agreement by and between Diamondback E&P LLC and Rattler Midstream Operating LLC (formerly Rattler Midstream LLC), effective as of January 1, 2018
10.9**	Form of Exchange Agreement

Exhibit number	Description
10.10**	Form of Registration Rights Agreement
10.11**#	Form of Indemnification Agreement
10.12**	Form of Tax Sharing Agreement
10.13**	Form of Equity Contribution Agreement
10.14#	Form of Phantom Unit Agreement
10.15**	Lease Agreement, dated as of April 19, 2011, by and between Fasken Midland, LLC and Windsor Permian LLC (incorporated by reference to Exhibit 10.7 to Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-179502, filed by Diamondback Energy, Inc. with the SEC on June 11, 2012).
10.16**	Lease Amendment No. 1 to Lease Agreement, dated as of June 6, 2011, by and between Fasken Midland, LLC and Windsor Permian LLC (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-179502, filed by Diamondback Energy, Inc. with the SEC on May 8, 2012).
10.17**	Lease Amendment No. 2 to Lease Agreement, dated as of August 5, 2011, by and between Fasken Midland, LLC and Windsor Permian LLC (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-179502, filed by Diamondback Energy, Inc. with the SEC on May 8, 2012).
10.18**	Lease Amendment No. 3 to Lease Agreement, dated as of September 28, 2011, by and between Fasken Midland, LLC and Windsor Permian LLC (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-179502, filed by Diamondback Energy, Inc. with the SEC on May 8, 2012).
10.19**	Lease Amendment No. 4 to Lease Agreement, dated February 6, 2012, by and between Fasken Midland, LLC and Windsor Permian LLC (incorporated by reference to Exhibit 10.11 to Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-179502, filed by Diamondback Energy, Inc. with the SEC on May 8, 2012).
10.20**	Lease Amendment No. 5 to Lease Agreement, dated as of July 25, 2012, by and between Fasken Midland, LLC and Diamondback E&P LLC (incorporated by reference to Exhibit 10.36 to Amendment No. 5 to the Registration Statement on Form S-1, File No. 333-179502, filed by Diamondback Energy, Inc. with the SEC on October 2, 2012).
10.21**	Lease Amendment No. 6 effective May 1, 2013 to Lease Agreement dated as of April 19, 2011, as amended, by and between Fasken Midland, LLC and Windsor Permian LLC (incorporated by reference to Exhibit 10.39 to the Form 10-K/A, file No. 001-35700, filed by Diamondback Energy, Inc. with the SEC on April 10, 2013).
10.22**	Lease Amendment No. 7 effective September 1, 2013 to Lease Agreement dated as of April 19, 2011, as amended, by and between Fasken Midland, LLC and Diamondback E&P LLC (incorporated by reference to Exhibit 10.4 to the Form 10-Q, File No. 001-35700, filed by Diamondback Energy, Inc. with the SEC on August 8, 2013).
10.23**	Lease Amendment No. 8 effective October 1, 2013 to Lease Agreement dated as of April 19, 2011, as amended, by and between Fasken Midland, LLC and Diamondback E&P LLC (incorporated by reference to Exhibit 10.5 to the Form 10-Q, File No. 001-35700, filed by Diamondback Energy, Inc. with the SEC on August 8, 2013).
10.24**	Lease Amendment No. 9 effective August 1, 2013 to Lease Agreement dated as of April 19, 2011, as amended, by and between Fasken Midland, LLC and Diamondback E&P LLC (incorporated by reference to Exhibit 10.6 to the Form 10-Q, File No. 001-35700, filed by Diamondback Energy, Inc. with the SEC on November 5, 2013).

Exhibit number	Description
10.40**	Lease Amendment No. 25 effective September 20, 2018 to Lease Agreement dated as of April 19, 2011, as amended, by and between Tall City Towers LLC and Diamondback E&P LLC.
21.1**	List of Subsidiaries of Rattler Midstream LP
23.1	Consent of Grant Thornton LLP
23.2**	Consent of Grant Thornton LLP
23.3**	Consent of Grant Thornton LLP
23.4	Consent of Akin Gump Strauss Hauer & Feld LLP (contained in Exhibit 5.1)
23.5**	Consent of Director Nominee, Laurie H. Argo
23.6**	Consent of Director Nominee, Arturo Vivar
23.7**	Consent of Director Nominee, Steven E. West
24.1**	Powers of Attorney (contained on the signature page to this Registration Statement)

**   Previously filed.

\#   Compensatory plan, contract or arrangement.

\+   The schedules (or similar attachments) referenced in this agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule (or similar attachment) will be furnished supplementally to the Securities and Exchange Commission upon request.

†   Confidential treatment has been requested for certain portions thereof pursuant to a Confidential Treatment Request filed with the Securities and Exchange Commission. Such provisions have been filed separately with the Securities and Exchange Commission.

Exhibit 10.14

RATTLER MIDSTREAM LP
LONG-TERM INCENTIVE PLAN

FORM OF PHANTOM UNIT AGREEMENT

THIS PHANTOM UNIT AGREEMENT (this "*Agreement*") is made and entered into by and between Rattler Midstream GP LLC, a Delaware limited liability company (the "*General Partner*"), and   ("you"), effective as of   (the "*Date of Grant*").

WHEREAS, Rattler Midstream LP, a Delaware limited partnership (the "*Partnership*"), acting through the board of directors of the General Partner (the "*Board*"), has adopted the Rattler Midstream LP Long-Term Incentive Plan, as it may be amended from time to time (the "*Plan*"), to, among other things, attract, retain and motivate certain directors, employees and officers of the Partnership, the General Partner and their respective Affiliates (collectively, the "*Partnership Entities*"); and

WHEREAS, the Board has authorized the grant of Phantom Units under the Plan to you as part of your compensation for services provided to the Partnership Entities.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein and for other valuable consideration hereinafter set forth, the parties agree as follows:

1. <u>Grant of Phantom Units</u>. The General Partner hereby grants to you, effective as of the Date of Grant, the right (the "*Award*") to receive an aggregate of Units (the "*Phantom Units*") on the terms and conditions set forth herein and in the Plan, which Plan is incorporated herein by reference as part of this Agreement. Capitalized terms used in this Agreement but not otherwise defined herein shall have the meanings given to such terms in the Plan, unless the context requires otherwise.

2. <u>Phantom Units</u>. Each Phantom Unit under the Award is a notional Unit granted under Section 6.4 of the Plan, which upon vesting entitles you to receive, at the time of settlement (which may or may not be coterminous with the vesting schedule of the Award), a Partnership Unit.

3. <u>Vesting of Phantom Units</u>. Phantom Units shall be deemed "*Nonvested Phantom Units*" unless and until they have become "*Vested Phantom Units*" in accordance with this Section 3.

(a) *Vesting Schedule*. Subject to the other terms and conditions set forth herein, the Phantom Units granted pursuant to this Agreement will become Vested Phantom Units in accordance with the following schedule, provided that you remain in Continuous Service with the Partnership Entities until the applicable vesting dates:

Date Phantom Units Become Vested Phantom Units	Number of Phantom Units that Become Vested Phantom Units
, 2020	
, 2021	
, 2022	
, 2023	
, 2024	

(b) *Change of Control*. Notwithstanding the above vesting schedule, upon the occurrence of a Change of Control prior to the date all Phantom Units granted pursuant to this Agreement become Vested Phantom Units, all of Phantom Units subject to this Agreement will immediately become Vested Phantom Units. As used in this Section 3(b), the term "Change of Control" means a Change of Control as defined in the Plan even if such Change of Control does not also constitute a "change in the ownership of a corporation," a "change in the effective control of a corporation," or a "change in the ownership of a substantial portion of a corporation's assets," in each case, within the meaning of § 1.409A-3(i)(5) of the 409A Regulations.

(c) *Termination of Employment*.

(i) General. Except as provided in Section 3(c)(ii) below, notwithstanding anything to the contrary in the foregoing provisions of this Section 3, in the event your Continuous Service with the Partnership Entities is terminated prior to the date all Phantom Units granted pursuant to this Agreement become Vested Phantom Units, then all of your Nonvested Phantom Units will remain unvested, will become null and void and will be forfeited as of the date of such termination.

(ii) Death and Disability. If your Continuous Service with the Partnership Entities is terminated due to death or Disability prior to the date all Phantom Units granted pursuant to this Agreement become Vested Phantom Units, then all Phantom Units subject to this Agreement will immediately become Vested Phantom Units as of your Continuous Service termination date. As used in this Section 3(c)(ii), "***Disability***" means your inability to substantially perform your duties to the General Partner, the Partnership, or any Affiliate of either by reason of a medically determinable physical or mental impairment that is expected to last for a period of six months or longer or to result in death.

4. **Settlement and Payment of Phantom Units**.

(a) *Time of Settlement*. Subject to your satisfaction of the applicable tax withholding obligations of Section 6 and the requirements Section 4(b) below, Vested Phantom Units will be settled upon the *earlier* to occur of:

(i) the following schedule:

Date Phantom Units are Settled	Number of Phantom Units that are Settled by Issuance of Units
, 2020	
, 2021	
, 2022	
, 2023	
, 2024	

or

(ii) the date a Change in Control occurs (the earliest occurring of such events, the "***Settlement Date***"). The term "***Change of Control***" means a Change of Control as defined in the Plan.

(b) *Extension of Settlement Date*. Notwithstanding the foregoing provisions of this Section 4, in the event the issuance and delivery of Units on any Settlement Date would violate any applicable Federal, state, local or foreign law (including if, at the time of a proposed settlement, there shall be an effective registration statement registering under the Securities Act of 1933, as amended (the "***Securities Act***"), the issuance of Units upon vesting of Awards under the Plan (the "***Registration Statement***"), and there shall have occurred an event which makes any statement made in the Registration Statement, related prospectus or any document incorporated therein by reference untrue in any material respect or which requires the making of any changes in such Registration Statement, prospectus or other documents so that they will not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading), the General Partner may specify another date, during a 30 day period beginning on the date the issuance and delivery of Units for your Vested Phantom Units, or any portion thereof, would first no longer violate an applicable federal, state, local or foreign law, as the Settlement Date for your Vested Phantom Units, or portion thereof, but not later than two and one-half months after the end of the calendar year in which such Award becomes Vested Phantom Units.

(c) *Delivery of Units*. No fractional Units shall be issued with respect to Vested Phantom Units; rather, you will receive a cash payment for such amount as is necessary to eliminate fractional Units and effect the issuance and acceptance of only whole Units. Unless and until a certificate or certificates representing such Units shall have been issued by the Partnership to you or the transfer of such Units shall be entered in the Partnership's ledger or otherwise properly reflected in the Partnership's books and records, you shall not be or have any of the rights or privileges of a unitholder of the Partnership with respect to Units acquirable upon vesting of the Award. The Partnership will not have any obligation to settle the vesting of any Award by transfer of such Units unless and until the General Partner receives the full amount of money as the General Partner may require to meet its withholding obligation under applicable tax laws or regulations and to satisfy the tax withholding obligations of Section 6 hereof.

(d) *Distribution Equivalents*. If the Partnership pays any cash distribution to its outstanding Partnership Unit holders for which the record date occurs after the Date of Grant, the Administrator will pay you as of the distribution payment date an amount equal to the amount of the distribution paid by the Partnership with respect to a single Partnership Unit multiplied by the number of Phantom Units under this Agreement that are unvested as of that record date and that are vested as of that record date but have not been settled under the payment